TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 1
TD Bank Group Reports Fourth Quarter and Fiscal 2024 Results
Earnings News Release • Three and twelve months ended October 31, 2024
FOURTH QUARTER FINANCIAL HIGHLIGHTS,

compared with the fourth quarter last

year:
●
Reported diluted earnings per share were

$1.97, compared with $1.48.
●
Adjusted diluted earnings per share were

$1.72, compared with $1.82.
●
Reported net income was $3,635 million,

compared with $2,866 million.
●
Adjusted net income was $3,205 million,

compared with $3,485 million.
FULL YEAR FINANCIAL HIGHLIGHTS, compared

with last year:

●
Reported diluted earnings per share were

$4.72, compared with $5.52.
●
Adjusted diluted earnings per share were

$7.81, compared with $7.91.
●
Reported net income was $8,842 million,

compared with $10,634 million.
●
Adjusted net income was $14,277 million,

compared with $14,995 million.
FOURTH QUARTER ADJUSTMENTS –

CHARGE (GAIN) FOR ITEMS OF NOTE:
The fourth quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles of $60

million ($52 million after-tax or 3 cents

per share), compared with $92 million

($83 million after-tax or
4 cents per share) in the fourth quarter last

year.
●
Acquisition and integration charges related

to the Schwab transaction of $35 million

($26 million after-tax or 2 cents per share),

compared with
$31 million ($26 million after-tax or 1 cent

per share) in the fourth quarter last year.
●
Acquisition and integration charges related

to the Cowen acquisition of $82 million

($64 million after-tax or 4 cents per share),

compared with
$197 million ($161 million after-tax or 9 cents

per share) in the fourth quarter last year.
●
Impact from the terminated First Horizon

(FHN) acquisition-related capital

hedging strategy of $59 million ($45

million after-tax or 2 cents per share),
compared with $64 million ($48 million after-tax

or 3 cents per share) in the fourth quarter

last year.
●
Gain on sale of Schwab shares of ($1,022)

million (($1,022) million after-tax

or (59) cents per share).
●
U.S. balance sheet restructuring of $311 million ($234

million after-tax or 13 cents

per share).
●
Indirect tax matters of $226 million ($173

million after-tax or 10 cents per share).
●
Federal Deposit Insurance Corporation

(FDIC)

special assessment of ($72)

million (($54)

million after-tax or (3) cents per share).
●
Global resolution of the investigations

into the Bank’s U.S. BSA/AML program of $52 million

($52 million after-tax or 3 cents per share).
TORONTO
, December 5, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the fourth quarter ended October

31, 2024.
Reported earnings were $3.6 billion,

up 26.8% compared with the fourth quarter last

year, and adjusted earnings were $3.2 billion,

down 8.0%.
“Despite a challenging quarter, we are pleased with

the Bank’s underlying fundamentals, which were

reflected in our revenue growth.

This quarter, we delivered
higher fee income in our markets-related businesses,

volume growth in Canada, and stable deposits

in the U.S.,”

said Bharat Masrani, Group President and

CEO,
TD Bank Group. “A key development this quarter

was the resolution of our U.S. AML matters,

bringing important clarity to our stakeholders.

Remediation is our
number one priority, and we continue to make meaningful progress in addressing the failures.”
Canadian Personal and Commercial

Banking delivered a strong quarter

with record revenue and continued positive

operating leverage

Canadian Personal and Commercial

Banking net income was $1,823 million, an

increase of 9% compared to the fourth quarter

last year, reflecting higher revenue,
partially offset by higher non-interest expenses and

provisions for credit losses. Revenue

was a record $5,064 million, an increase

of 7%, primarily reflecting loan
and deposit volume growth and margin expansion

on deposits.

This quarter, Canadian Personal and Commercial Banking

enhanced its credit card loyalty programs,

teaming up with the Vancouver Canucks to offer exclusive
perks at home games for eligible TD credit

cardholders. Canadian Business Banking

continued to drive innovation with the launch

of TD eCommerce Solutions, a
full-service e-commerce platform for businesses

to sell online and take payments,

and through a collaboration with TouchBistro to provide a streamlined payment
and operations

management platform for restaurant owners.
The U.S. Retail Bank delivered loan growth

and stable deposits in a challenging

quarter
U.S. Retail reported net income for the quarter

was $863 million (US$634 million), down 32% (32%

in U.S. dollars) compared with the fourth quarter

last year. On
an adjusted basis, net income was $1,095

million (US$803 million), down 14% (14%

in U.S. dollars). Reported net income

for the quarter from the Bank’s
investment in The Charles Schwab Corporation

(“Schwab”) was $154 million (US$114 million), down 22% (22% in

U.S. dollars).
This quarterly earnings news release should

be read in conjunction with the Bank’s unaudited

fourth quarter 2024 consolidated financial results

for the year
ended October 31, 2024, included in this Earnings

News Release and the audited 2024 Consolidated

Financial Statements, prepared in accordance

with
International Financial Reporting Standards

(IFRS) as issued by the International Accounting

Standards Board (IASB), which is available

on TD’s website at
http://www.td.com/investor/.

This analysis is dated December 4, 2024.

Unless otherwise indicated, all amounts

are expressed in Canadian dollars, and have
been primarily derived from the Bank’s Annual

or Interim Consolidated Financial Statements

prepared in accordance with IFRS.

Certain comparative amounts
have been revised to conform to the presentation

adopted in the current period. Additional

information including the 2024 MD&A relating

to the Bank is available
on the Bank’s website at http://www.td.com,

as well as on SEDAR+

at http://www.sedarplus.ca and on the U.S. Securities and

Exchange Commission’s (SEC)
website at http://www.sec.gov (EDGAR filers section).
Reported results conform to generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Significant

Events” and “Non-GAAP and Other

Financial Measures” in
the “How We Performed”

section of this document.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 2
U.S. Retail Bank, which excludes the Bank’s investment

in Schwab, reported net income was $709

million (US$520 million), down 34% (34% in

U.S. dollars)
compared with the fourth quarter last year, reflecting higher

PCL, higher non-interest expenses, and lower

revenue. On an adjusted basis, net income

was
$941 million (US$689 million), down 12%

(13% in U.S. dollars), reflecting higher PCL

and higher non-interest expenses.
This quarter, the U.S Retail Bank announced an extension

to its credit card program agreement with

Nordstrom to continue as the exclusive issuer

of Nordstrom’s
Visa and private label consumer credit cards through

2032.

TD Bank,

America’s Most Convenient Bank
®

(TD AMCB), ranked #1 for the eighth

consecutive year in
total number of approved U.S. Small Business

Administration (SBA) loans in its Maine

to Florida footprint and #2 in SBA loans nationally. In addition, TD AMCB earned the 2024 Great Places to Work Certification™

for the ninth year in a row.
Wealth Management and Insurance delivered strong

underlying performance offset by impact

of severe weather events
Wealth Management and Insurance net income

was $349 million, down 29% compared

with the fourth quarter last year. Revenue for the quarter was
$3,937 million, an increase of $981 million, or

33%. Of the increase, $718 million, or 27%,

was driven by reinsurance recoveries with

the remainder reflecting
higher insurance premiums, asset growth, increased

transaction revenue and higher deposit

margins. TD Insurance reported higher claims

costs due to a
significant hailstorm in Calgary and severe

weather events in Quebec, in addition to increased

claims severity.

This quarter, Wealth Management and Insurance continued its

focus on client-centric innovation. TD Direct Investing

launched TD Active Trader Live, a new
weekly streaming program designed to

enhance clients’ trading experience with in-depth

analysis, insights and strategies.

TD Asset Management grew its ETF
business, leading the Big 5 banks in market

share growth this fiscal year
1
. TD Insurance continued its digital transformation,

with over 40% of eligible customers
now purchasing their insurance online. Additionally, TD Insurance provided support and advice to customers

and communities impacted by severe

weather events
this quarter.
Wholesale Banking continued to demonstrate

increased earnings power from combined

TD Securities and TD Cowen capabilities
Wholesale Banking reported net income for

the quarter was $235 million, an increase

of $218

million compared with the fourth quarter last

year, primarily reflecting
higher revenue and lower non-interest expenses,

partially offset by higher income taxes and PCL.

On an adjusted basis, net income was $299

million, an increase
of $121 million, or 68%. Revenue for the

quarter was $1,771 million, an increase of

$283 million, or 19%, compared with the

fourth quarter last year, reflecting
higher lending

revenue, underwriting fees and trading-related

revenue.

This quarter, TD Securities was joint lead on the Bank’s secondary sale of Schwab shares in a US$2.5 billion

block trade, one of the ten largest U.S. block

trades
since 2010. TD Cowen was recognized

for its industry-leading research capabilities

in the 2024 Extel Research Surveys, including

#1 in Telecom & Media and
third place overall in Canada. In the U.S.

survey, TD Cowen’s Washington Research team ranked #1. In addition,
TD Securities was recognized in four categories
at the Euromoney FX Awards, including Canada ’ s Best FX Bank.
Capital
TD’s Common Equity Tier 1 Capital ratio was 13.1%.
Looking Forward
For fiscal 2025, it will be challenging for the

Bank to generate earnings growth as it navigates

a transition year, advances AML remediation with investments in its
risk and control infrastructure, and continues

to invest in its businesses.

The Bank is currently undertaking a strategic

review of organic opportunities and priorities,

productivity and efficiency initiatives, and

capital allocation alternatives.
As a result, TD is suspending the following

medium-term financial targets: 7-10%

adjusted EPS growth, 16%+ return on

equity and positive operating leverage.
The Bank expects to update its medium-term

financial targets in the second half of 2025.
“TD faced challenges in 2024, but we have

a strong Bank, with well-positioned businesses

serving millions of customers. Our AML

remediation is our top priority,
and we remain focused on strengthening

our risk and controls to meet our obligations,”

said Raymond Chun, Chief Operating Officer, TD Bank Group. “I’m
confident that in the year ahead, we will refresh

our strategy, drive change, and enhance efficient execution to deliver for our shareholders and all stakeholders.”
The foregoing contains forward-looking statements. Refer to the

“Caution Regarding Forward-Looking Statements”
on page 3.
1

IFIC. As of September 30
th
, 2024.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 3
Caution Regarding Forward-Looking

Statements
From time to time, the Bank (as defined in

this document) makes written and/or oral

forward-looking statements, including in this

document, in other filings with
Canadian regulators or the United States (U.S.)

Securities and Exchange Commission

(SEC), and in other communications. In addition,

representatives of the
Bank may make forward-looking statements

orally to analysts, investors, the

media, and others. All such statements are

made pursuant to the “safe harbour”
provisions of, and are intended to be forward-looking

statements under, applicable Canadian and U.S. securities

legislation, including the U.S. Private Securities
Litigation Reform Act of 1995. Forward-looking

statements include, but are not limited to,

statements made in this document, the

Management’s Discussion and
Analysis (“2024 MD&A”) in the Bank’s 2024 Annual

Report under the heading “Economic Summary

and Outlook”, under the headings “Key Priorities

for 2025” and
“Operating Environment and Outlook” for

the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance,

and Wholesale
Banking segments, and under the heading

“2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other

statements regarding the Bank’s
objectives and priorities for 2025

and beyond and strategies to achieve

them, the regulatory environment in which

the Bank operates, and the Bank’s anticipated
financial performance.

Forward-looking statements are typically identified

by words such as “will”, “would”, “should”,

“believe”, “expect”, “anticipate”, “intend”,

“estimate”, “plan”, “goal”,
“target”, “may”, and “could”. By their very

nature, these forward-looking statements

require the Bank to make assumptions

and are subject to inherent risks and
uncertainties, general and specific. Especially

in light of the uncertainty related

to the physical, financial, economic, political, and

regulatory environments, such
risks and uncertainties – many of which are

beyond the Bank’s control and the effects of which

can be difficult to predict – may cause actual

results to differ
materially from the expectations expressed

in the forward-looking statements.

Risk factors that could cause, individually or

in the aggregate, such differences include:

strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational

(including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct),
model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental

and social, and other risks.

Examples of such risk factors include general

business and economic conditions in

the regions in which the Bank operates (including

the economic, financial, and
other impacts of pandemics); geopolitical

risk; inflation, interest rates and recession

uncertainty; regulatory oversight and

compliance risk; risks associated with the
Bank’s ability to satisfy the terms of the global resolution of the civil and criminal investigations into

the Bank’s U.S. BSA/AML program; the impact

of the global
resolution of the civil and criminal investigations

into the Bank’s U.S. BSA/AML program on the

Bank’s businesses, operations,

financial condition,

and reputation;
the ability of the Bank to execute on long-term

strategies, shorter-term key strategic priorities,

including the successful completion of

acquisitions and dispositions
and integration of acquisitions, the ability of

the Bank to achieve its financial or strategic

objectives with respect to its investments,

business retention plans, and
other strategic plans; the risk of large declines

in the value of Bank’s Schwab equity investment

and corresponding impact on TD’s market

value; technology and
cyber security risk (including cyber-attacks,

data security breaches or technology failures)

on the Bank’s technologies, systems and networks,

those of the Bank’s
customers (including their own devices),

and third parties providing services to

the Bank; data risk; model risk; fraud activity;

insider risk; conduct risk; the failure

of
third parties to comply with their obligations

to the Bank or its affiliates, including relating to the

care and control of information, and other

risks arising from the
Bank’s use of third-parties; the impact of new and

changes to, or application of, current laws,

rules and regulations, including without limitation

consumer protection
laws and regulations, tax laws, capital guidelines

and liquidity regulatory guidance; increased

competition from incumbents and new entrants

(including Fintechs
and big technology competitors); shifts in

consumer attitudes and disruptive technology;

environmental and social risk (including

climate-related risk); exposure
related to litigation and regulatory matters; ability

of the Bank to attract, develop, and

retain key talent; changes in foreign exchange

rates, interest rates, credit
spreads and equity prices; downgrade, suspension

or withdrawal of ratings assigned by any rating

agency, the value and market price of the Bank’s common
shares and other securities may be impacted

by market conditions and other factors;

the interconnectivity of Financial Institutions

including existing and potential
international debt crises; increased funding

costs and market volatility due to market illiquidity

and competition for funding; critical accounting

estimates and
changes to accounting standards, policies,

and methods used by the Bank; and the occurrence

of natural and unnatural catastrophic events

and claims resulting
from such events.

The Bank cautions that the preceding list is

not exhaustive of all possible risk factors and

other factors could also adversely affect the

Bank’s results. For more
detailed information, please refer to the “Risk

Factors and Management” section of

the 2024 MD&A, as may be updated in

subsequently filed quarterly reports to
shareholders and news releases (as

applicable) related to any events or transactions

discussed under the headings

“Significant Events” or “Significant and
Subsequent Events” in the relevant MD&A,

which applicable releases may be found on

www.td.com.

All such factors, as well as other uncertainties

and potential events, and the inherent

uncertainty of forward-looking statements,

should be considered carefully
when making decisions with respect

to the Bank. The Bank cautions readers not

to place undue reliance on the Bank’s forward-looking

statements. Material
economic assumptions underlying the

forward-looking statements contained in

this document are set out in the 2024 MD&A

under the headings

“Economic
Summary and Outlook” and “Significant Events”,

under the headings “Key Priorities

for 2025” and “Operating Environment and Outlook”

for the Canadian Personal
and Commercial Banking, U.S. Retail, Wealth

Management and Insurance, and Wholesale

Banking segments, and under the heading

“2024 Accomplishments
and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently

filed quarterly reports to shareholders.

Any forward-looking statements contained

in this document represent the views of

management only as of the date hereof and

are presented for the purpose of
assisting the Bank’s shareholders and analysts in

understanding the Bank’s financial position,

objectives and priorities and anticipated financial

performance as at
and for the periods ended on the dates presented,

and may not be appropriate for other purposes.

The Bank does not undertake to update any

forward-looking
statements, whether written or oral, that

may be made from time to time by or on its

behalf, except as required under applicable

securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 4
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
As at or for the three months ended As at or for the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Results of operations
Total revenue – reported
1
$ 15,514 $ 14,176 $ 13,178 $ 57,223 $ 50,690
Total revenue – adjusted
1,2
14,897 14,238 13,242 56,789 52,037
Provision for (recovery of) credit losses 1,109 1,072 878 4,253 2,933
Insurance services expenses (ISE)
1
2,364 1,669 1,346 6,647 5,014
Non-interest expenses – reported
1
8,050 11,012 7,628 35,493 29,855
Non-interest expenses – adjusted
1,2
7,731 7,208 6,988 29,148 26,517
Net income (loss) – reported
1
3,635 (181) 2,866 8,842 10,634
Net income – adjusted
1,2
3,205 3,646 3,485 14,277 14,995
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 949.5 $ 938.3 $ 895.9 $ 949.5 $ 895.9
Total assets
1
2,061.8 1,967.2 1,955.1 2,061.8 1,955.1
Total deposits 1,268.7 1,220.6 1,198.2 1,268.7 1,198.2
Total equity 115.2 111.6 112.1 115.2 112.1
Total risk-weighted assets (RWA)
3
630.9
610.5
571.2 630.9 571.2
Financial ratios
Return on common equity (ROE) – reported
1,4
13.4% (1.0) % 10.5% 8.2% 9.9%
Return on common equity – adjusted
1,2
11.7 14.1 12.9 13.6 14.2
Return on tangible common equity (ROTCE)
1,2,4
17.8 (1.0) 14.3 11.2 13.4
Return on tangible common equity – adjusted
1,2
15.4 18.8 17.1 18.0 18.7
Efficiency ratio – reported
1,4
51.9 77.7 57.9 62.0 58.9
Efficiency ratio – adjusted, net of ISE
1,2,4,5
61.7 57.3 58.7 58.1 56.4
Provision for (recovery of) credit losses

as a % of net
average loans and acceptances 0.47 0.46 0.39 0.46 0.34
Common share information – reported

(Canadian dollars)
Per share earnings (loss)
1
Basic $ 1.97 $ (0.14) $ 1.48 $ 4.73 $ 5.53
Diluted 1.97 (0.14) 1.48 4.72 5.52
Dividends per share 1.02 1.02 0.96 4.08 3.84
Book value per share
4
59.59 57.61 56.56 59.59 56.56
Closing share price
6
76.97 81.53 77.46 76.97 77.46
Shares outstanding (millions)

Average basic 1,748.2 1,747.8 1,806.3 1,758.8 1,822.5
Average diluted 1,749.3 1,747.8 1,807.8 1,760.0 1,824.4
End of period 1,750.1 1,747.9 1,790.7 1,750.1 1,790.7
Market capitalization (billions of Canadian dollars) $ 134.7 $ 142.5 $ 138.7 $ 134.7 $ 138.7
Dividend yield
4
5.0% 5.3% 4.7% 5.1% 4.6%
Dividend payout ratio
4
51.8 n/m
7
64.6 86.1 69.3
Price-earnings ratio
1,4
16.3 19.2 14.0 16.3 14.0
Total shareholder return (1 year)
4
4.5 (1.4) (6.9) 4.5 (6.9)
Common share information – adjusted (Canadian dollars)
1,2

Per share earnings
1

Basic $ 1.72 $ 2.05 $ 1.82 $ 7.82 $ 7.92
Diluted 1.72 2.05 1.82 7.81 7.91
Dividend payout ratio 59.2% 49.7% 52.4% 52.1% 48.4%
Price-earnings ratio
1
9.9 10.3 9.8 9.9 9.8
Capital Ratios
3
Common Equity Tier 1 Capital ratio 13.1% 12.8% 14.4% 13.1% 14.4%
Tier 1 Capital ratio 14.8 14.6 16.2 14.8 16.2
Total Capital ratio 16.8 16.3 18.1 16.8 18.1
Leverage ratio 4.2 4.1 4.4 4.2 4.4
Total Loss Absorbing Capacity (TLAC) ratio 28.7 29.1 32.7 28.7 32.7
TLAC Leverage ratio 8.1 8.3 8.9 8.1 8.9
1

For the three and twelve months ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 4 of the Bank’s
2024 Consolidated Financial Statements for further details.
2

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP),
and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the

“How We
Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section in the Bank’s

2024 MD&A for further details.
4

For additional information about this metric, refer to the Glossary in the Bank’s 2024

MD&A, which is incorporated by reference.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q4 2024: $12,533 million, Q3 2024: $12,569 million, Q4 2023: $11,

896 million, 2024: $50,142 million, 2023: $47,023 million. Effective fiscal 2024, the composition of this non-GAAP ratio
and the comparative amounts have been revised.
6

Toronto Stock Exchange closing market

price.
7

Not meaningful.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 5
SIGNIFICANT EVENTS
a) Global Resolution of the Investigations into the Bank’s U.S. BSA/AML Program
On October 10, 2024, following active cooperation

and engagement with authorities and

regulators, the Bank reached a resolution

with respect to previously
disclosed investigations related to its U.S. Bank

Secrecy Act (BSA) and Anti-Money Laundering

(AML) compliance programs. The Bank

and certain of its U.S.
subsidiaries consented to orders with the Office of

the Comptroller of the Currency (OCC), the

Federal Reserve Board (FRB), and the Financial

Crimes
Enforcement Network (FinCEN) and entered

into plea agreements with the Department

of Justice (DOJ), Criminal Division,

Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey (collectively, the “Global

Resolution”). Details of the Global Resolution
include: (i) a total payment of US$3.088 billion

(C$4.233 billion), all of which was provisioned

during the 2024 fiscal year; (ii) TD Bank,

N.A. (TDBNA) pleading
guilty to one count of conspiring to fail to

maintain an adequate AML program, fail

to file accurate

currency transaction reports (CTRs) and

launder money and TD
Bank US Holding Company (TDBUSH) pleading

guilty to two counts of failing to

maintain an adequate AML program and failing

to file accurate CTRs; (iii)
requirements to remediate the Bank’s U.S. BSA/AML

program, broadly aligned to its existing

remediation program, which requirements

the Bank has begun to
address; (iv) a requirement to prioritize the

funding and staffing of the remediation, which includes

Board certifications for dividend distributions

from certain of the
Bank’s U.S. subsidiaries to the Bank; (v) formal oversight

of the U.S. BSA/AML remediation through

an independent compliance monitorship;

(vi) a prohibition
against the average combined total assets

of TD’s two U.S. banking subsidiaries (TD Bank,

N.A. and TD Bank USA, N.A.) (collectively, the “U.S. Bank”) exceeding
US$434 billion (representing the combined

total assets of the U.S. Bank as at September

30, 2024) (the “Asset Limitation”), and if

the U.S. Bank does not achieve
compliance with all actionable articles in

the OCC consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require
the U.S. Bank to further reduce total consolidated

assets by up to 7%; (vii) the U.S. Bank being

subject

to OCC supervisory approval processes

for any additions
of new bank products, services, markets, and

stores prior to the OCC’s acceptance of the U.S. Bank’s

improved AML policies and procedures,

to ensure the AML
risk of new initiatives is appropriately considered

and mitigated; (viii) requirements for

the Bank and TD Group U.S. Holdings, LLC

(TDGUS) to retain a third party
to assess the effectiveness of the corporate governance

and U.S. management structure and composition

to adequately oversee U.S. operations;

and (ix)
requirements to comply with the terms of the

plea agreements with the DOJ during a

five-year term of probation (which could be

extended as a result of the Bank
failing to complete the compliance undertakings,

failing to cooperate or to report alleged misconduct

as required, or committing additional crimes);

(x) an ongoing
obligation to cooperate with DOJ investigations;

and (xi) an ongoing obligation to report evidence

or allegations of violations by the Bank, its

affiliates, or their
employees that may be a violation of U.S. federal

law.
Refer to “Key Terms of the Global Resolution”

below for additional information about

the terms of the orders and plea agreements.

Key Terms of the Global Resolution

Order/Agreement Key Requirements
Plea Agreements between the DOJ and
TDBUSH and TDBNA dated
October 10, 2024
●

TDBUSH plead guilty to BSA/AML program violations (31 U.S.C. § 5318(h) and 5322) and currency transaction report violations (31 U.S.C. § 5313 and 5324).
●

TDBNA plead guilty to conspiracy (18 U.S.C. § 371) with three objects: BSA/AML program violations (31 U.S.C. § 5318(h)) and 5322), currency transaction report violations (31 U.S.C. § 5313 and 5324), and money laundering (18 U.S.C. § 1956(a)(2)(B)(i)).
●

Monetary Penalty: fine of US$1,434,013,478.40 (US$1,428,513,478.40 after crediting) for TDBUSH and a fine of US$500,000 and a forfeiture of
US$452,432,302 (US$328,932,302 after crediting) for TDBNA.
●

Term of Probation: Five-year term of probation.
●

Remediation requirements:
-

Independent Compliance Monitor. Retain an independent compliance monitor for a period of three years to oversee the Bank’s compliance remediation and enhancement.

-

BSA/AML Compliance Obligations. Continue to implement and enhance its AML compliance program such that, at minimum, it meets the requirements as set forth in Attachment C to the Plea Agreements, which lays out compliance commitments, including with respect to tone from the top; policies, procedures, and internal controls; transaction monitoring and reporting; oversight and independence; insider risk;
training; internal reporting; employee discipline; monitoring, testing, and audit; and address any deficiencies in its AML compliance program, as specified in the Plea Agreements.

●

Cooperation: Cooperate with the DOJ in any investigation or prosecution relating to the conduct, individuals, and entities described in the Plea
Agreements and the Statement of Facts attached to the Plea Agreements, as well as any other conduct, individuals, and entities under investigation by the DOJ at any time during the length of the Agreements’ obligations.
●

Disclosure: To the extent that the Bank learns of any evidence or allegation of conduct by the Bank, its affiliates, or their employees that may be a violation of U.S. federal law, promptly report to the DOJ any such evidence or allegation.
●

Sale/Merger/Transfer: Any change in corporate form, including a sale, merger, or transfer of business operations that are material to the Bank’s consolidated operations, or to the operations of any subsidiaries, branches, or affiliates involved in the conduct described in the Statement of Facts, as they exist as of the date of the Agreements, whether such transaction is structured as a sale, asset sale, merger, transfer, or other change in corporate form, the Bank must include in any such contract a provision binding the purchaser, or any successor in interest thereto, to the obligations described in the Agreements, and the other party to the contract must agree in writing to the terms and obligations to the Agreements; meet other requirements prior to any such change in corporate form, including a sale, merger, or transfer of business operations, as specified in the
Agreements.
●

Breach of Agreements: The following would constitute a breach of the Agreements: (a) any felony under U.S. federal law; (b) providing deliberately false, incomplete, or misleading information to the DOJ; (c) failing to cooperate with the DOJ; (d) failing to implement a compliance program as set forth in the Plea Agreements and Attachment C to the Plea Agreements and complete the monitorship as set forth in the Plea Agreements and
Attachment D to the Plea Agreements; (e) committing any acts that, had they occurred within the jurisdictional reach of the United States, would be a violation of federal money laundering laws or the Bank Secrecy Act; or (f) otherwise failing specifically to perform or to fulfill completely each of the obligations under the Agreements. In the event of a breach of the Agreements, the Bank will be subject to prosecution for any federal criminal violation of which the DOJ is aware, including the charges to which the Bank pleaded guilty.

●

Non-Contradiction: The Bank will not make any public statement, in litigation or otherwise, contradicting its acceptance of responsibility or the facts described in the Information or Statement of Facts. The Bank will seek preclearance from the DOJ before issuing any affirmative public statement in connection with the resolutions, including via press release, press conference remarks, or a scripted statement to investors.
●

Acknowledgement by the Bank and TDGUS of the Agreements by TDBNA and TDBUSH and agreement to undertake the cooperation commitments outlined in the Agreements and ensure that TDBNA and TDBUSH comply with all terms of the Agreements.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 6
Order/Agreement
Key Requirements
FinCEN Consent Order involving TDBNA
and TD Bank USA, N.A. (TDBUSA)
●

BSA/AML program violations (31 U.S.C. § 5318 (h)(1) and 31 C.F.R. § 1020.210(a)), suspicious activity report violations (31 U.S.C. § 5318(g) and
31 C.F.R. § 1020.320), and currency transaction report violations (31 U.S.C. § 5313 and 31 C.F.R.

§ 1010.311).
●

BSA/AML program violations (31 U.S.C. § 5318 (h)(1) and 31 C.F.R. § 1020.210(a)), suspicious activity report violations (31 U.S.C. § 5318(g) and
31 C.F.R. § 1020.320), and currency transaction report violations (31 U.S.C. § 5313 and 31 C.F.R.

§ 1010.311).
●

Monetary Penalty: US$1.3 billion (requiring a payment of US$757 million after crediting).
●

Remediation Requirements:
-

Independent Compliance Monitor. The Order requires the Bank to retain an independent compliance monitor for a period of 4 years, which will be required to undertake various reviews and issue reports as outlined in the Order.
-

Suspicious activity report (SAR) Lookback. The Order recognized that the Bank has retained an independent third party to conduct a SAR lookback review, which will be overseen by the independent compliance monitor. Within 150 days from the engagement of the monitor, the
SAR lookback consultant must deliver to FinCEN and the monitor a report summarizing the proposed scope and methodology of the review.
Within 18 months from the date of the SAR lookback report, the SAR lookback consultant must deliver a detailed report that summarizes the findings of its review.
-

BSA/AML Program Review. The Order requires the Bank to retain an independent third party to conduct a review of the effectiveness of its
BSA/AML program, similar to the review required by the FRB and OCC. Within 60 days from the engagement of the monitor, the monitor must propose an AML program consultant or elect to serve as the consultant. Within 90 days from the engagement of the consultant, the consultant must deliver to FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the consultant’s review, but no later than one year from the date of its engagement, the consultant must submit to FinCEN a final written report.
-

Accountability Review. The Order requires the independent compliance monitor to assess the accountability review work that the Bank has conducted concerning the involvement of personnel in the conduct described in the Order. Within 120 days from the engagement of the monitor, the monitor must deliver to FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the monitor’s review, but no later than one year from the date of its engagement, the monitor must submit to FinCEN a final written report.
-

Data Governance Review. The Order requires the independent compliance monitor to oversee a data governance review, which will involve an assessment of the Bank’s data governance framework. Within 120 days from the engagement of the monitor, the monitor must deliver to
FinCEN a report summarizing the proposed scope and methodology of the review. Within 60 days from the end of the monitor’s review, but no later than one year from the date of its engagement, the monitor must submit to FinCEN a final written report.
●

Cooperation: The Order requires the Bank to cooperate with FinCEN in all matters within the scope of or related to the resolution.
●

Non-Contradiction: The Order requires the Bank not to make any public statement that contradicts the admissions or acceptance of responsibility or any terms of the Order.
OCC Consent Orders involving TDBNA and
TDBUSA
●

BSA/AML program violation (12 C.F.R. § 21.21), suspicious activity report violations (12 C.F.R.

§ 21.11), currency transaction report violations (31
C.F.R. § 1010.312), customer due diligence violation (31 C.F.R.

§ 1020.210(a)(2)(v)) and recklessly engaging in unsafe or unsound practices related to the Bank’s BSA/AML Compliance Program.

●

Monetary Penalty: US$450 million.
●

The Orders will remain in effect until amended, suspended, waived, or terminated, in writing by the OCC.
●

Remediation Requirements (dates listed below may be extended by written approval from the OCC):
-

Compliance Committee. Appoint, within 15 days of the Order’s effective date, a Compliance Committee to monitor and oversee the
TDBNA’s and TDBUSA’s compliance

with the Orders.
-

BSA/AML Action Plan. Submit a written plan, within 150 days of the Order’s effective date, detailing the remedial actions necessary to achieve and sustain compliance with the BSA, its implementing regulations, and specified articles of the Orders, and to address all
BSA/AML deficiencies, violations, and corrective actions (the “BSA/AML Action Plan”). Adopt and implement the BSA/AML Action Plan and provide progress reports.
-

BSA/AML Program Assessment and Remediation.

Retain, within 60 days of the Order’s effective date or as otherwise specified in the
BSA/AML Action Plan, an independent third-party consultant to conduct an end-to-end review and assessment of their BSA/AML Program and draft a written report documenting its findings and recommendations, to be submitted to the boards of directors (Boards) of TDBNA and
TDBUSA, and the OCC, at the same time. Effectively remediate any identified gaps and deficiencies.

-

New Products, Services, Branches, and Markets. Submit, within 150 days of the Order’s effective date, or as otherwise specified in the
BSA/AML Action Plan, to the OCC for review and prior written determination of no supervisory objection, improved policies and procedures for evaluating the BSA/AML risks posed by adding a new product or service and ensuring the Bank has adequate controls to mitigate such risks, prohibits TDBNA and TDBUSA from adding new products or services until they receive a determination of no supervisory objection to the improved policies and procedures. After receiving no supervisory objection to the policies and procedures, the Orders prohibit TDBNA and TDBUSA from adding any new medium or high BSA/AML risk product or service without, among other requirements, a prior determination of no supervisory objection. Prohibition from opening a new branch or entering a new market without first receiving no supervisory objection.
-

BSA Officer and Staffing. Maintain a qualified BSA Officer vested with sufficient independence, authority, stature, and resources, and requires the Boards to ensure that TDBNA and TDBUSA have sufficient managers and staff with the appropriate skills, expertise, and with the requisite authority, to support the BSA Officer and BSA/AML program. Following the Independent Consultant review, ensure there is an annual review of the adequacy of the Bank’s BSA Officer and staff, with the determinations finalized in writing, to be submitted to the OCC, and the Boards are responsible for ensuring any necessary changes are implemented. Ensure that the BSA Officer and staff have sufficient training, authority, resources, and skill, that management has the necessary knowledge to oversee the Bank’s compliance with the BSA, that information systems are effective, and that there are clear lines of authority and responsibility for the BSA/AML compliance function and staff, including giving the BSA Officer the ultimate accountability for and authority over all the U.S. BSA/AML Program components.

-

BSA/AML Training. Implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective BSA/AML Training Program that meets certain minimum requirements, as detailed in the Orders.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 7
Order/Agreement Key Requirements
OCC Consent Orders involving TDBNA and
TDBUSA
-

BSA/AML Internal Controls. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML
Action Plan, an effective Internal Controls Program to identify and control the risks associated with money laundering and terrorist financing and other illicit financial activity, and to achieve and maintain compliance with the BSA. The Internal Controls Program must meet certain minimum requirements, as detailed in the Orders.
-

Customer Due Diligence and Risk Identification. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective customer due diligence (CDD) program to ensure appropriate collection and analysis of customer information when opening new accounts, when renewing or modifying existing accounts for customers, and when the Bank obtains event-driven information indicating that it would be prudent to obtain updated information and maintain accurate customer risk profiles. The CDD Program must meet certain minimum requirements, as detailed in the Orders.
-

Suspicious Activity Identification, Evaluation, and Reporting. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action Plan, an effective suspicious activity monitoring and reporting program to ensure the timely and appropriate identification, review, and disposition of unusual activity, and the filing of SARs. The Suspicious Activity Review Program must meet certain minimum requirements, as detailed in the Orders.

-

BSA/AML Independent Testing. Develop and implement, within 120 days of the Order’s effective date, or as otherwise specified in the
BSA/AML Action Plan, an effective BSA/AML independent testing program to test the Bank’s compliance with the BSA, relative to its risk profile, and the overall adequacy of the Bank’s BSA/AML Program. The BSA/AML Audit Program must meet certain minimum requirements, as detailed in the Orders. Develop risk assessment and planning processes that clearly document AML risk, and for management to require reporting on no less than a quarterly basis of all deficiencies in BSA/AML processes and controls identified through the BSA/AML Audit
Program to the Bank’s Board or BSA/AML Audit Committee, and to senior management, after which the Boards or BSA/AML Audit
Committee must ensure that management takes prompt action to remediate the cited deficiencies and validates corrective action.
-

Suspicious Activity Review Lookback. Retain, within 60 days of the Order’s effective date, or as otherwise specified in the BSA/AML Action
Plan, an independent third-party consultant to conduct a review and provide a written report on the Bank’s suspicious activity monitoring, investigation, decisioning, and reporting. The OCC has discretion to expand the scope of the look-back after its review of the report.

-

Accountability for Employees Involved in Misconduct. TDBNA and TDBUSA are prohibited from retaining, now or in the future, any individual as an officer, employee, agent, consultant, or contractor who participated in, was subject to formal discipline, or was separated or terminated in connection with the underlying conduct described in the Orders, and TDBNA and TDBUSA are required to submit, within 30 days of the
Order’s effective date, to the OCC policies, procedures, and reporting requirements for ensuring compliance with the accountability requirements. The Orders also require the HR senior executive officers of TDBNA and TDBUSA to submit, on a quarterly basis, compliance with the accountability requirements.

-

General Board Requirements. Ensure timely adoption and implementation of all corrective actions required by the Orders, verification of adherence to the corrective actions, and ensure the corrective actions are effective in addressing the deficiencies that led to the Orders.
●

Limits on Growth. TDBNA and TDBUSA may not take any action that would cause the average of the Bank’s total consolidated assets for the current calendar quarter and the immediately preceding calendar quarter to exceed the total consolidated assets reported as of September 30,
2024. If TDBNA and TDBUSA do not meet the deadline for compliance with all actionable articles in the Orders, the OCC may require TDBNA and
TDBUSA to reduce their total consolidated assets by up to 7% from their total consolidated assets as reported as of the most recent quarter, and for each year TDBNA and TDBUSA continue to be in noncompliance with the Orders, the OCC may require further reductions up to 7% from their total consolidated assets as reported as of the most recent calendar quarter. The Deputy Comptroller of the OCC may, at their discretion, temporarily suspend the asset limit in light of unusual circumstances at TDBNA or TDBUSA.

●

Prioritization of Expenditure on Remediation. Prior to declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Boards of TDBNA and TDBUSA must certify in writing to the OCC that the Bank has allocated appropriate resources and staffing to the remediation required by the Orders.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 8
Order/Agreement Key Requirements
Federal Reserve Cease & Desist Order with
TD Bank, TD Group US Holdings LLC
(TDGUS) and TDBUSH
●

Issued pursuant to 12 U.S.C. § 1818(b) and (i)(2)(B)
●

Monetary Penalty: US$123.5 million.
●

The Order will remain in effect until stayed, modified, terminated, or suspended in writing by the FRB.
●

Remediation Requirements (dates listed below may be extended by written approval from the FRB):
-

Board Oversight. Submit to the FRB, within 90 days of the Order’s effective date, a written plan to oversee the matters identified in the
Order.

-

Corporate Governance and Management Review. Retain, within 30 days of the Order’s effective date, an independent third party to assess the effectiveness of the corporate governance, board and U.S. management structure, and staffing needs at TD Bank, TDGUS, and
TDBUSH and draft a written report of findings and recommendations, which will be provided to the FRB and to the Office of the
Superintendent of Financial Institutions (OSFI) at the same time it is provided to the Boards of TD Bank and TDGUS. Submit to the FRB and
OSFI a written board oversight plan that is designed to address the findings and recommendations in the report and that describes the actions the Boards of TD Bank and TDGUS will take to strengthen the management and corporate governance structure of TD Bank,
TDGUS, and TDBUSH.

-

U.S. Remediation Office: Submit, within 90 days of the Order’s effective date, a written plan to establish a Remediation Office in the United
States to operate under the oversight of the Boards. The Remediation Office will be responsible for several undertakings pursuant to the
Order.
-

U.S. Law Compliance Program. Submit, within 60 days of the Order’s effective date, a compliance program (U.S. Law Compliance Program)
to the FRB, including a timeline for implementation. The U.S. Law Compliance Program related obligations include, among other requirements, the relocation to the U.S. the part of the TD Bank, TDGUS, and TDBUSH compliance function that is responsible for establishing and maintaining compliance with the applicable BSA/AML requirements by the branches, affiliates, and global business lines of
TD Bank, TDGUS, and TDBUSH.
-

BSA/AML Compliance Review. Retain, within 30 days of the Order’s effective date, an independent third party to conduct a review of the
BSA/AML compliance elements of the U.S. Law Compliance Program. The independent third party will be responsible for preparing a written report of findings and recommendations, which will be provided to the FRB at the same time it is provided to the Boards. TD Bank, TDGUS, and TDBUSH must submit a written plan that is designed to fully address the findings and recommendations in the report and that describes the actions that will be taken to strengthen compliance with the applicable BSA/AML requirements.
-

Resource Allocation for Remediation. Prior to TDGUS or TDBUSH declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Boards must certify to the FRB that the appropriate resources and staffing have been allocated to remediation, as required by the Order.

-

Accountability for Employees Involved in Misconduct. TD Bank, TDGUS, and TDBUSH are prohibited from retaining, now or in the future, any individual as an officer, employee, agent, consultant, or contractor who participated in, was subject to formal discipline, or was separated or terminated in connection with the underlying described in the Order.

-

Ongoing Reporting. Submit quarterly progress reports detailing the form and manner of actions taken to comply with the Order, a timetable and schedule to implement specific remedial actions to be taken, and the results thereof. Pursuant to the Order, the written OCC progress reports will be sent to the FRB.
Remediation of U.S. BSA/AML Program
As described in the DOJ Statement of Facts,

between January 2014 and October 2023,

the U.S. Bank’s BSA/AML Program had long-term,

pervasive, and
systemic deficiencies and the U.S. Bank (a)

failed to substantively update, and severely

limited the types of activity screened

through, the transaction monitoring
system, and (b) failed to adequately train employees

who served as the first line of defense against

money laundering. TDBNA’s failure to effectively manage its
employee risk also contributed to insider

misconduct. In addition, as noted in the OCC

Consent Order, deficiencies in the U.S. Bank’s BSA/AML Program included
deficiencies related to: internal controls and risk

management practices; risk assessments;

customer due diligence; customer risk ratings;

suspicious activity
identification, evaluation, and reporting; governance;

staffing; independent testing; and training, among

others. There was a systemic breakdown

in the policies,
procedures, and processes to identify and report

suspicious activity.
The Bank is focused on remediating its U.S.

BSA/AML program to meet the requirements

of the Global Resolution, and it has organized

its remediation efforts
consistent with the requirements of the Global

Resolution. The redesign of the U.S. BSA/AML

program is focused on improvements

to capabilities across five core
pillars, namely: (i) People and Talent, (ii) Governance and Structure, (iii)

Policy and Risk Assessment, (iv) Process and

Control, and (v) Data and Technology.
Progress to date on the remediation includes:
(i)

People and Talent: The Bank has overhauled its U.S. BSA/AML program resourcing across all three lines of defence. The

Bank has established a
dedicated and expanded U.S. Financial

Crime Risk Management leadership team and

structure, with emphasis on specific experience

and subject matter
expertise, including the appointment of the

BSA Officer as required by the OCC order. The Bank has also

created and hired new resources across

the first
line of defence with years of risk management

and control experience, particularly in

Financial Crime areas. The Internal Audit

function has also been
further developed to include resources with

specialized testing experience in the domain

as well as specific to remediation validation

work.
(ii)

Governance and Structure: The Bank has

strengthened its oversight structure and accountability

across all three lines of defence, including

the risk
management and audit functions, and has

established a dedicated committee at the

U.S. boards (the “U.S. Compliance Committee”)

as well as a
dedicated committee of the Bank’s Board of Directors

(the “Remediation Committee”) for remediation

oversight. In addition, the Bank has established

an
executive U.S. Remediation Office, which will be responsible for overseeing the execution of the remediation

program and engaging with the U.S.
regulators in relation to the actions required

to be taken by the Bank under the Global

Resolution. The Bank also anticipates that

the monitorship will be
appointed in fiscal 2025
2
.

(iii)

Policy and Risk Assessment: The Bank has

introduced new standards with the goal of

enhancing capabilities to measure financial

crime risk more
effectively. Specifically, new risk limits

have been designed and implemented, and changes

to certain risk assessment processes were introduced

to help
highlight specific products and areas of

specific risk.

(iv)

Process and Control: The Bank has enhanced

customer onboarding procedures for cash

intensive clients. In addition, the Bank has

added additional
transactions to the Bank’s monitoring system and

added new scenarios to help increase the

detection of potentially suspicious activity across

its products
2

Under the terms of the plea agreements and consent orders, the selection of the monitor will be made by the DOJ and FinCEN. Accordingly, the timing of the appointment

of the
monitorship is not entirely within the Bank’s control.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 9
and services. The Bank has also implemented

role-based targeted training and enhanced

Bank-wide general training to reinforce understanding

and
accountability.
(v)

Data and Technology: The Bank has deployed new data-driven technology solutions and has deployed the first phases of an enhanced

transaction
monitoring platform. The new system has an

enhanced data model and new capabilities

to modernize and manage the Bank’s detection

proficiency into
the future. Advanced analytics have been introduced

to improve the speed of investigation activities,

and to do proactive modeling of current risks

that
impact the Bank.
With the talent, governance, structure, and policy

foundations in place, the Bank expects

to have the majority of its management remediation

actions implemented
in calendar 2025, with additional management

actions planned for calendar 2026. In addition,

sustainability and testing activities are planned

for calendar 2026
and calendar 2027. The Bank is also targeting

to have the Suspicious Activity Report lookback

to be completed in 2027 per the FinCEN

Consent Order.

All
management remediation actions will be

subject to validation by the Bank’s internal audit

function, followed by the review and acceptance

by the appointed
monitor, demonstrated sustainability, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. The following graph illustrates
the Bank’s expected remediation plan and progress.
The Bank’s remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of planning activities, including

the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

and the successful development and implementation

of required
technology solutions. Furthermore, the execution

of the U.S. BSA/AML remediation plan, including

these planned milestones, will not be entirely

within the Bank’s
control including because of (i) the requirement

to obtain regulatory approval or non-objection

before proceeding with various steps, and

(ii) the requirement for the
various deliverables to be acceptable to the regulators

and/or the monitors. For additional information

on the risks associated with the remediation

of the Bank’s
U.S. BSA/AML program, see “Risk Factors That

May Affect Future Results – Global Resolution of

the Investigations into

the Bank’s U.S. BSA/AML Program”.
For information about estimated U.S. BSA/AML

remediation and governance and

control expenses for the 2025 fiscal year, see the “Key Priorities for 2025”
section of the U.S. Retail segment; for additional

information about the Bank’s AML governance

framework, see the “Managing Risk”

section; and for information
about the risks associated with the remediation

of the Bank’s U.S. BSA/AML program, see

the “Risk Factors That May Affect Future Results

– Global Resolution of
the Investigations into the Bank’s U.S. BSA/AML

Program”

section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is undertaking several improvements

to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
These improvements are made in the context

of the Bank’s 2023 annual assessment of

its Enterprise AML Program, which was

rated unsatisfactory as of October
31, 2023. The depth and severity of U.S. BSA/AML

program deficiencies contributed to

the effectiveness rating of the Enterprise AML Program.

Moreover, during
fiscal 2024, Financial Transactions and Reports Analysis

Centre of Canada (FINTRAC) undertook a

compliance examination of certain aspects of

the Bank’s AML
program in Canada. FINTRAC imposed

an administrative monetary penalty of $9.2

million and issued five violations: (i) FINTRAC

found that TD failed to file
suspicious transaction reports (STRs) in

20 of the cases it had reviewed and (ii)

FINTRAC issued four inter-related violations

that primarily stemmed from the
Bank’s failure to properly identify (i.e., assess

and document) its full population of high-risk

customers. Based on the Bank’s work to date,

the Bank (a) has not
identified issues to the same extent in Canada,

Europe or Asia as in the U.S., and (b)

has not experienced the same severe AML-related

events in Canada,
Europe or Asia as those experienced in the

U.S. However, the Bank has concluded that most of the pervasive

AML related issues in the U.S. are, to a

varying
extent, also applicable to certain aspects of

the Enterprise AML Program outside

the U.S. The Bank has identified a number

of areas in the Enterprise AML
Program outside the U.S. that require improvement.

Common themes requiring attention relate

to governance and oversight of various

components of the
Enterprise AML Program, quality of reporting

to senior management and the board of

directors, quality control processes, adequacy

of procedures in targeted
areas, operational deficiencies in respect of high-risk

customers, and certain aspects of

transaction monitoring.
Improvements to the Enterprise AML Program

outside the U.S. are underway, with corresponding investments and resourcing in place across all three lines

of
defence, including key technology initiatives,

to ensure the Bank can address these deficiencies.

The Bank is also applying learnings obtained from

the
deficiencies identified in its U.S. BSA/AML

program to its Enterprise AML Program

outside the U.S. In particular, these improvements to

the Enterprise AML
Program outside the U.S. fall under three

main categories:
●
Tactical Enhancements: The Bank has launched the implementation of a number of operational and business process enhancements

across the
enterprise, where necessary, that are similar to the initial enhancements made to its U.S. BSA/AML program. These

enhancements are intended to
provide interim risk mitigation and strengthen

the control environment in specific key

areas.
●
Strategic Enhancements: A detailed plan

has been developed to upgrade the Enterprise

AML Program outside the U.S. and address

the areas that require
improvement, with ongoing updates.
●

FINTRAC Remediation: As a result of

the FINTRAC examination, the Bank

has established a remediation program and

submitted a detailed plan to
FINTRAC to address the FINTRAC violations

and ensure compliance with regulatory expectations.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 10
Similar to the U.S. BSA/AML remediation program,

the FINTRAC remediation and other planned

strategic enhancements of the Enterprise AML

Program outside
the U.S. are organized under five core pillars:
i.

People & Talent: Similar to investments made in the U.S., the Bank has recruited AML program leadership and

talent with a focus on deep subject matter
expertise, with additional recruitment underway.
ii.

Governance & Structure: The Bank is redefining

its enterprise AML governance approach,

including strengthening oversight structure

and reporting across
all three lines of defense.
iii. Policy & Risk Assessment: Similar to the changes

being made in the U.S., new enterprise

standards and capabilities are being updated

to measure
financial crime risk more effectively, and strengthen oversight across key areas of the program, including high

risk and high cash customer activity.
iv. Process & Control: The Bank is in the process of enhancing enterprise customer onboarding procedures,

updating approaches to transaction and
customer monitoring, and implementing

training to support enhanced processes and

reinforce accountability.
v.

Data & Technology: The Bank has established an enhancement plan to deliver new technology solutions with stronger

detection and data management
capabilities, advanced analytics, new scenarios,

and modelling capabilities.
Based on the Bank’s current plans, the majority

of the above-mentioned remediation and

enhancement actions are anticipated

to be implemented by the Bank by
the end of calendar 2025, and will then be

subject to internal review, challenge, and validation of the activities. See “Remediation of U.S. BSA/AML

Program”

for
U.S. BSA/AML remediation timeline.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 11
Impact on the Bank’s Financial Performance Objectives
Reflecting a challenging macroeconomic

environment and the impact of the resolution

of investigations related to the Bank’s AML program,

in fiscal 2024, the
Bank did not meet the Bank’s medium-term financial

targets to attain 7-10% adjusted EPS growth (the

Bank’s fiscal 2024 adjusted EPS growth

was -1.3%), a
16%+ return on equity (the Bank’s fiscal 2024

adjusted return on equity was 13.6%), and

a positive operating leverage
3

(the Bank’s fiscal 2024 adjusted revenue,
net of insurance service expense, and adjusted

expense growth were 7.1% and 10.5%,

respectively).
The Bank expects that fiscal 2025 will be a transition

year, is prioritizing the investments and work that are required to meet its regulatory commitments, and
expects that elevated risk and control expenses

will negatively impact earnings during the 2025

fiscal year. In addition, the Bank continues to invest in its businesses. Accordingly, for fiscal 2025, it will be challenging for the Bank to generate earnings growth.

The Bank does not expect to meet the following

three
previously disclosed medium-term financial

targets in fiscal 2025: 7-10% adjusted EPS

growth, 16%+ return on equity and positive

operating leverage.

The Bank is currently undertaking a broad-based

strategic review and will reassess organic

opportunities and priorities, productivity

and efficiency initiatives, and
capital allocation alternatives, with the objective

of delivering competitive returns for our

shareholders. As a result of this review, the Bank is suspending the
following medium-term financial targets:

7-10% adjusted EPS growth, 16%+

return on equity and positive operating leverage.

The Bank expects to provide
updates on its strategic review, and on the Bank's medium-term financial targets, in the second half of 2025.

The Bank remains confident in the earnings

growth
potential of its Canadian Personal & Commercial

Banking, Wealth Management & Insurance and

Wholesale Banking segments. While the Bank

expects that its
balance sheet restructuring activities in the

U.S. Retail segment and U.S. AML remediation

will impact the U.S. Retail segment, it

remains committed to the US
market and confident in the strength of the

US franchise.
As a result of the Bank’s investments in its risk

and control infrastructure and investments

supporting business growth, including employee-related

expenses, net
of expected productivity and restructuring

run-rate savings, the Bank expects

that expense growth for the 2025 fiscal year

will be in the range of 5-7%
4
.
Impact on the Bank’s U.S. Priorities
The U.S. Retail segment’s top priority remains

remediating the U.S. BSA/AML program

and strengthening the governance and

control environment. In addition, to
help ensure we can continue to support our

customers’ financial needs in the U.S.

while not exceeding the limitation on the combined

total assets of the U.S. Bank,
the Bank is focused on executing multiple balance

sheet restructuring actions in fiscal 2025. Refer

to the “Key Priorities for 2025”

section of the U.S. Retail
segment section for additional information,

including the loss associated with the balance

sheet restructuring actions which is treated as

an item of note in the U.S.
Retail segment results.
Impact on the Bank’s Operations
The plea agreements have resulted in one

TD entity being disqualified from serving as

an investment adviser or underwriter

to registered investment companies in
the United States,

which has required TD to seek a waiver

from the U.S. Securities and Exchange

Commission (“SEC”) and implement interim

arrangements until
a waiver is obtained. Another TD entity has

become disqualified from relying on the

U.S. Department of Labor’s “qualified

professional asset manager” exemption
for purposes of providing asset management

services to employee benefit plans subject

to the U.S. Employee Retirement Income

Security Act of 1974 (“ERISA”).
As a result, TD is relying on alternative exemptions

for purposes of ERISA compliance, which

are expected to allow TD to continue

to operate these businesses
without disruption. In addition, TD has made

minor modifications to its U.S. registered

securities programs. None of these changes

had a material impact on the
Bank’s fourth quarter of 2024 results.
The terms of the Global Resolution and

the financial, operational and business impact

that those terms have had on the Bank have led

to the Bank exceeding
certain internal risk metrics, resulting in

additional escalation and monitoring activities

within the Bank, including with respect to the

Bank’s remediation activities.
b) Restructuring Charges
The Bank continued to undertake certain

measures in 2024 to reduce its cost base and

achieve greater efficiency. In connection with these measures, the Bank incurred $566 million of restructuring charges

for the year ended October 31, 2024 (October 31,

2023 – $363 million), which primarily

relate to employee
severance and other personnel-related

costs and real estate optimization. This restructuring

program concluded in the third quarter

of 2024.
c) Federal Deposit Insurance Corporation Special

Assessment
On November 16, 2023, the Federal Deposit

Insurance Corporation (FDIC) announced

a final rule that implements a special

assessment to recover the losses to
the Deposit Insurance Fund arising from

the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment
resulted in the recognition of $411 million (US$300 million) pre-tax in non-interest expenses in the first

quarter of fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103 million
(US$75 million)
in the second quarter of fiscal 2024.

During the fourth quarter of fiscal 2024,

the Bank updated the special assessment

estimate based on actual
invoices received during the year and recognized

an expense recovery of $72 million (US$52

million).
The final amount of the Bank’s special assessment

may be further updated as the FDIC determines

the actual losses to the Deposit Insurance

Fund.

d) Sale of Schwab Common Shares

On August 21, 2024, the Bank sold 40.5

million shares of common stock of The Charles

Schwab Corporation (“Schwab”) for proceeds

of approximately $3.4 billion
(US$2.5 billion). The share sale reduced the

Bank’s ownership interest in Schwab from 12.3%

to 10.1%. The Bank recognized approximately

$1.0 billion
(US$0.7 billion) as other income (net of $0.5

billion (US$0.4 billion) loss from accumulated

other comprehensive income (AOCI),

reclassified to earnings), in the
fourth quarter of fiscal 2024.
3

Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (U.S. Retail in source currency) net of insurance service expense, and adjusted expenses (U.S. Retail in US$) grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.
4

The Bank’s

expectations regarding

expense growth

is based

on the

Bank’s assumptions

regarding risk

and control

investments, employee-related

expenses, foreign

exchange impact,
and productivity and restructuring savings. These assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control including the accuracy of

the Bank’s

employee compensation

and benefit

expense forecasts,

impact of

business performance

on variable

compensation, inflation,

the pace

of productivity

initiatives
across the

organization, and

unexpected expenses

such as

legal matters.

Refer to

the “Risk

Factors that

May Affect

Future Results”

section in

the Bank’s

2024 MD&A

for additional
information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 12
HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track for a

modest slowdown in calendar 2024, as high

interest rates continue to weigh on growth.

Alongside slower growth,
inflation across the G-7 has cooled, and

central banks have started to lower interest

rates. TD Economics expects future interest

rate reductions to be gradual, as
central banks assess how growth and inflation

respond. In addition, the evolution of geopolitical

risks maintains a degree of uncertainty

on both the economic
outlook and the inflation trajectory.
The U.S. economy has continued to grow at

a solid pace in calendar 2024 supported

by resilient consumer spending and

strength in business investment. High
borrowing costs have curtailed residential investment,

which has weighed on overall growth.

With U.S. domestic demand outpacing many

of its advanced economy
peers, import growth has also run ahead

of exports, leading to little support to growth

from international trade.
Based on the October 2024 data, the

U.S. job market has stabilized recently, with the unemployment rate at 4.1%, up modestly from a year ago.

This can be
characterized as a normalization following

tight conditions that persisted for longer than

expected after the pandemic. The U.S. economy

carries the markings of a
“soft landing” that is allowing inflation pressures

to gradually drift lower and opened

the door to interest rate cuts by the U.S. Federal

Reserve. The U.S. central
bank lowered its policy rate by half a point in

September and another quarter point in October.

TD Economics expects the U.S. Federal

Reserve to continue to lower interest rates

over the next year. However, the pace of interest rate reductions has become more uncertain following the November

election. Given the likelihood of increased

tariffs under the new administration,

and the potential for tax cuts, the
risk that inflation experiences renewed upward

pressure has increased. This could

slow the pace of interest rate reductions. TD

Economics expects the federal
funds rate to be lowered to 3.25-3.50% by the

end of calendar 2025 – a level that is still on

the restrictive side.
After Canada’s economy slowed notably in calendar

2023, strong population gains have lifted

economic growth in the first half of calendar

2024. Population
increases have also contributed to labour force

growth outpacing job creation, taking

the unemployment rate higher and cooling

labour market conditions. The
unemployment rate was 6.5% in October, above its pre-pandemic level, but still below its long-run average.

Looking ahead, TD Economics expects

population
growth to slow sharply over the next

few years as the federal government reduced

its targets for permanent and non-permanent

residents. The negative impact of
the weaker population inflows on consumer

spending and housing activity is likely to be

more than offset by the boost to activity from lower

interest rates. As such,
TD Economics forecasts a modest pickup

in overall economic growth in calendar 2025

from this year’s estimated tepid

rate of around 1%.
As a result of favourable inflation dynamics

alongside a softening economy, the Bank of Canada has

cut interest rates four times in calendar 2024, taking

the
overnight rate to 3.75% in October. TD Economics expects

the Bank of Canada to continue lowering interest

rates over the next year, reaching between 2.25% to
2.50% by the end of calendar 2025. Interest

rates differentials between Canada and the

U.S. have widened, weakening the Canadian dollar. TD Economics expects the Canadian dollar will trade in the

71 to 73 U.S. cent range over the next

few quarters.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial

Statements in accordance with IFRS, the

current GAAP,

and refers to results prepared in accordance

with IFRS as
“reported” results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are

disclosed in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, and adjusted effective income

tax rate. The Bank believes that non-GAAP

financial
measures and non-GAAP ratios provide

the reader with a better understanding of how

management views the Bank’s performance.

Non-GAAP financial measures
and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other issuers.
Supplementary financial measures depict

the Bank’s financial performance and position,

and capital management measures depict

the Bank’s capital position, and
both are explained in this document where

they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers share

in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and provisions

for credit losses (PCL) related to
these portfolios in the Bank’s Consolidated Statement

of Income. At the segment level,

the retailer program partners’ share of revenues

and credit losses is
presented in the Corporate segment, with an

offsetting amount (representing the partners’

net share) recorded in Non-interest expenses,

resulting in no impact to
Corporate’s

reported Net income (loss). The Net income

(loss) included in the U.S. Retail segment

includes only the portion of revenue and credit

losses
attributable to TD under the agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On August 21, 2024, the Bank sold 40.5

million shares of common stock of Schwab for

proceeds of approximately $3.4 billion (US$2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from 12.3% to 10.1%. The Bank recognized

approximately $1.0 billion (US$0.7 billion) as

other income (net of
$0.5 billion (US$0.4 billion) loss from AOCI

reclassified to earnings), in the fourth quarter

of fiscal 2024.

The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 12 of the 2024 Consolidated Financial

Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 13
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.

By the end of the first quarter of fiscal 2024,

Schwab had fully exercised its option

buy down up to US$5 billion of FROA and

had paid a total of $337 million
(US$250 million) in termination fees to the

Bank in accordance with the 2023 Schwab

IDA Agreement. The fees were intended

to compensate the Bank for losses
incurred from discontinuing certain hedging relationships

and for lost revenues. The net impact

was recorded in net interest income. Refer to

the “Related Party
Transactions” section in the Bank’s 2024 MD&A for further

details.
The following table provides the operating results

on a reported basis for the Bank.
TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Net interest income $ 7,940 $ 7,579 $ 7,494 $ 30,472 $ 29,944
Non-interest income
1
7,574 6,597 5,684 26,751 20,746
Total revenue
1
15,514 14,176 13,178 57,223 50,690
Provision for (recovery of) credit losses 1,109 1,072 878 4,253 2,933
Insurance service expenses
1
2,364 1,669 1,346 6,647 5,014
Non-interest expenses
1
8,050 11,012 7,628 35,493 29,855
Income before income taxes and share

of net income from
investment in Schwab
1
3,991 423 3,326 10,830 12,888
Provision for (recovery of) income taxes
1
534 794 616 2,691 3,118
Share of net income from investment in

Schwab
178 190 156 703 864
Net income (loss) – reported
1
3,635 (181) 2,866 8,842 10,634
Preferred dividends and distributions on other

equity instruments
193 69 196 526 563
Net income (loss) available to common shareholders
1
$ 3,442 $ (250) $ 2,670 $ 8,316 $ 10,071
1
For the three and twelve months ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements for
further details.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 14
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” or “How the Bank
Reports”

section.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Operating results – adjusted
Net interest income
1,2
$ 8,034 $ 7,641 $ 7,558 $ 30,749 $ 30,394
Non-interest income
1,3,4
6,863 6,597 5,684 26,040 21,643
Total revenue
3
14,897 14,238 13,242 56,789 52,037
Provision for (recovery of) credit losses 1,109 1,072 878 4,253 2,933
Insurance service expenses
3
2,364 1,669 1,346 6,647 5,014
Non-interest expenses
3,5
7,731 7,208 6,988 29,148 26,517
Income before income taxes and share of net income from
investment in Schwab 3,693 4,289 4,030 16,741 17,573
Provision for (recovery of) income taxes 695 868 779 3,355 3,651
Share of net income from investment in Schwab
6
207 225 234 891 1,073
Net income – adjusted
3
3,205 3,646 3,485 14,277 14,995
Preferred dividends and distributions on other equity instruments 193 69 196 526 563
Net income available to common shareholders –

adjusted
3
3,012 3,577 3,289 13,751 14,432
Pre-tax adjustments for items of note
Amortization of acquired intangibles
7
(60) (64) (92) (290) (313)
Acquisition and integration charges related to the Schwab

transaction
5,6
(35) (21) (31) (109) (149)
Share of restructuring and other charges from investment

in Schwab
6
– – (35) (49) (35)
Restructuring charges
5
– (110) (363) (566) (363)
Acquisition and integration-related charges
5
(82) (78) (197) (379) (434)
Charges related to the terminated FHN acquisition
5
– – – – (344)
Payment related to the termination of the FHN transaction
5
– – – – (306)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1
(59) (62) (64) (242) (1,251)
Impact of retroactive tax legislation on payment card clearing services
4
– – – – (57)
Gain on sale of Schwab shares
4
1,022 – – 1,022 –
U.S. balance sheet restructuring
4
(311) – – (311) –
Indirect tax matters
2,5
(226) – – (226) –
Civil matter provision/Litigation settlement
4,5
– – – (274) (1,642)
FDIC special assessment
5
72 – – (442) –
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
5
(52) (3,566) – (4,233) –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (9) (41) (42)
Acquisition and integration charges related to the Schwab

transaction
(9) (3) (5) (23) (25)
Restructuring charges – (29) (97) (150) (97)
Acquisition and integration-related charges (18) (18) (36) (82) (89)
Charges related to the terminated FHN acquisition – – – – (85)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(14) (16) (16) (60) (308)
Impact of retroactive tax legislation on payment card clearing services – – – – (16)
U.S. balance sheet restructuring (77) – – (77) –
Indirect tax matters (53) – – (53) –
Civil matter provision/Litigation settlement – – – (69) (456)
FDIC special assessment 18 – – (109) –
Canada Recovery Dividend (CRD) and federal tax rate increase for fiscal 2022
8
– – – – 585
Total adjustments for items

of note
430 (3,827) (619) (5,435) (4,361)
Net income (loss) available to common shareholders

– reported
3
$ 3,442 $ (250) $ 2,670 $ 8,316 $ 10,071
1
Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest
rate swaps recorded in non-interest income – 2023: ($1,386)

million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships,

recorded in net interest income – 2023: $262
million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income

to net interest income with no impact to total adjusted net income – 2023: $585 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q4 2024: ($59) million, Q3 2024: ($62) million, 2024: ($242) million, Q4 2023: ($64)

million, 2023: ($127)
million.

2

Adjusted net interest income excludes the following item of note:
i.
Indirect tax matters – Q4 2024: $35 million, 2024: $35 million, reported in the Corporate segment. Refer to “Taxes”

in the “Financial Results Overview” section in the Bank’s 2024 MD&A for further details.
3
For the three and twelve months ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements for

further details.
4

Adjusted non-interest income excludes the following items of note:
i.

Impact of retroactive tax legislation on payment card clearing services – 2023: $57 million, reported in the Corporate segment;
ii.

The Bank sold 40.5 million shares of common stock of Schwab and recognized a gain on the sale

– Q4 2024: $1,022 million, 2024: $1,022 million, reported in the Corporate segment;
iii.

U.S. balance sheet restructuring – Q4 2024: $311 million, 2024: $311 million, reported in the U.S. Retail segment; and
iv.
Stanford litigation settlement – 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment.
5
Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q4 2024: $33 million, Q3 2024: $34 million, 2024: $172 million, Q4

2023: $62 million, 2023: $193 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q4 2024: $33 million, Q3 2024: $16 million, 2024: $88 million, Q4 2023: $18 million, 2023: $95 million, reported in the
Corporate segment;
iii.

Restructuring charges – Q3 2024: $110 million, 2024: $566 million, Q4 2023: $363 million, 2023: $363 million, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q4 2024: $82 million, Q3 2024: $78 million, 2024: $379 million, Q4 2023: $197 million, 2023: $434 million, reported in the Wholesale segment;
v.

Charges related to the terminated FHN acquisition – 2023: $344 million, reported in the U.S. Retail segment;
vi.

Payment related to the termination of the FHN transaction – 2023: $306 million, reported in the Corporate segment;
vii.

Indirect tax matters – Q4 2024: $191 million, 2024: $191 million, reported in the Corporate segment.

Refer to “Taxes”

in the “Financial Results Overview” section in the Bank’s 2024 MD&A for further details;
viii.

Civil matter provision/Litigation settlement – 2024: $274 million in respect of a civil matter, 2023: $1,603 million in respect of the Stanford litigation settlement, reported in the Corporate segment;
ix.

FDIC special assessment – Q4 2024: ($72) million, 2024: $442 million, reported in the U.S. Retail segment;

and
x.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q4 2024:

$52 million, Q3 2024: $3,566 million, 2024: $4,233 million, reported in the U.S. Retail segment.
6
Adjusted Share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q4 2024: $27 million, Q3 2024: $30 million, 2024:

$118 million, Q4 2023: $30 million, 2023: $120 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2024: $2 million, Q3 2024: $5 million, 2024: $21 million, Q4 2023: $13 million, 2023:
$54 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024: $27 million; Q4 2023: $35 million, 2023:

$35 million; and
iv.
The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024: $22 million.
7
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 5 and 6 for amounts.
8

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 15
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Basic earnings (loss) per share – reported
2
$ 1.97 $ (0.14) $ 1.48 $ 4.73 $ 5.53
Adjustments for items of note (0.25) 2.19 0.34 3.09 2.39
Basic earnings per share – adjusted
2
$ 1.72 $ 2.05 $ 1.82 $ 7.82 $ 7.92
Diluted earnings (loss) per share – reported
2
$ 1.97 $ (0.14) $ 1.48 $ 4.72 $ 5.52
Adjustments for items of note (0.25) 2.19 0.34 3.09 2.39
Diluted earnings per share – adjusted
2
$ 1.72 $ 2.05 $ 1.82 $ 7.81 $ 7.91
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three and twelve months ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial
Statements for further details.
TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Reported to Adjusted Provision for Income

Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Provision for income taxes – reported
1
$ 534 $ 794 $ 616 $ 2,691 $ 3,118
Total adjustments for items of note 161 74 163 664 533
Provision for income taxes – adjusted
1,2
$ 695 $ 868 $ 779 $ 3,355 $ 3,651
Effective income tax rate – reported
1
13.4% 187.7% 18.5% 24.8% 24.2%
Effective income tax rate – adjusted
1,2
18.8 20.2 19.3 20.0 20.8
1

For the three and twelve months ended October 31 2023, certain amounts have been restated for the adoption of IFRS 17.

Refer to Note 4 of the Bank’s 2024 Consolidated Financial
Statements for further details.
2

For additional information about this metric, refer to the Glossary in the Bank’s 2024

MD&A.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP ratio and can be utilized

in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income available to

common shareholders as a percentage of

average allocated capital. The
Bank’s methodology for allocating capital

to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments increased to 11.5% of Common Equity

Tier 1 (CET1) Capital effective in the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 6: RETURN ON COMMON EQUITY
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Average common equity
1
$ 102,051 $ 100,677 $ 100,998 $ 100,979 $ 101,608
Net income (loss) available to common shareholders

– reported
1
3,442 (250) 2,670 8,316 10,071
Items of note, net of income taxes (430) 3,827 619 5,435 4,361
Net income available to common shareholders

– adjusted
1
$ 3,012 $ 3,577 $ 3,289 $ 13,751 $ 14,432
Return on common equity – reported
1
13.4% (1.0) % 10.5% 8.2% 9.9%
Return on common equity – adjusted
1
11.7 14.1 12.9 13.6 14.2
1
For the three and twelve months

ended October 31 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial
Statements.
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 16
TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31 July 31 October 31 October 31 October 31
2024 2024 2023 2024 2023
Average common equity
1
$ 102,051 $ 100,677 $ 100,998 $ 100,979 $ 101,608
Average goodwill 18,568 18,608 18,217 18,431 17,919
Average imputed goodwill and intangibles on
investments in Schwab 5,328 6,087 6,094 5,836 6,127
Average other acquired intangibles
2
508 544 635 560 584
Average related deferred tax liabilities (230) (228) (114) (230) (154)
Average tangible common equity
1
77,877 75,666 76,166 76,382 77,132
Net income (loss) available to common
shareholders – reported
1
3,442 (250) 2,670 8,316 10,071
Amortization of acquired intangibles, net of income

taxes
52 56 83 249 271
Net income (loss) available to common
shareholders adjusted for amortization

of

acquired intangibles, net of income taxes
1
3,494 (194) 2,753 8,565 10,342
Other items of note, net of income taxes (482) 3,771 536 5,186 4,090
Net income available to common
shareholders – adjusted
1
$ 3,012 $ 3,577 $ 3,289 $ 13,751 $ 14,432
Return on tangible common equity
1
17.8% (1.0) % 14.3% 11.2% 13.4%
Return on tangible common equity – adjusted
1
15.4 18.8 17.1 18.0 18.7
1
For the three and twelve months ended October 31 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial
Statements.
2
Excludes intangibles relating to software and asset servicing rights.
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference

in translated earnings using the average

US to Canadian dollars exchange rates in the periods

noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31, 2024 vs. October 31, 2024 vs.
October 31, 2023 October 31, 2023
Increase (Decrease) Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 17 $ 126
Total revenue – adjusted
1
19 128
Non-interest expenses – reported 11 166
Non-interest expenses – adjusted
1
11 70
Net income – reported, after-tax 3 (57)
Net income – adjusted, after-tax
1
5 39
Share of net income from investment in

Schwab
2
2 6
U.S. Retail segment net income – reported,

after-tax
5 (51)
U.S. Retail segment net income – adjusted,

after-tax
1
7 45
Earnings per share (Canadian dollars)
Basic – reported $ – $ (0.03)
Basic – adjusted
1
– 0.02
Diluted – reported – (0.03)
Diluted – adjusted
1
– 0.02
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2024 2023 2024 2023
U.S. dollar 0.733 0.736 0.735 0.741

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 17
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s operations

and activities are organized around the following

four key business segments: Canadian Personal

and
Commercial Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale Banking.

The Bank’s other activities are grouped into the

Corporate
segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments the Bank

indicates that the measure is
adjusted. For further details, refer to Note 28

of the Bank’s Consolidated Financial Statements

for the year ended October 31, 2024. Effective fiscal

2024, certain
asset management businesses which

were previously reported in the U.S. Retail

segment are now reported in the

Wealth Management and Insurance segment.
Comparative period information has been adjusted

to reflect the new alignment.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets,

loan commitments, and financial

guarantees is recorded within the
respective segment.
Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including dividends, is adjusted

to its equivalent before-tax value. Using

TEB allows the Bank to measure income

from all securities and loans consistently
and makes for a more meaningful comparison

of net interest income with similar institutions.

The TEB increase to net interest income and

provision for income
taxes reflected in Wholesale Banking results

is reversed in the Corporate segment.

The TEB adjustment for the quarter

was $19 million, compared with $44 million
in the fourth quarter last year, and $27 million in the prior quarter.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles, the Bank’s share of
acquisition and integration charges associated

with Schwab’s acquisition of TD Ameritrade, and

the Bank’s share of Schwab’s restructuring charges

are recorded
in the Corporate segment.
TABLE 9: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31

July 31

October 31

2024 2024 2023
Net interest income $ 4,058 $ 3,994 $ 3,705
Non-interest income 1,006 1,009 1,049
Total revenue 5,064 5,003 4,754
Provision for (recovery of) credit losses –

impaired
456 338 274
Provision for (recovery of) credit losses –

performing
(26) 97 116
Total provision for (recovery of) credit losses 430 435 390
Non-interest expenses 2,102 1,967 2,039
Provision for (recovery of) income taxes 709 729 646
Net income $ 1,823 $ 1,872 $ 1,679
Selected volumes and ratios
Return on common equity
1
32.0% 34.1% 35.1%
Net interest margin (including on securitized

assets)
2
2.80 2.81 2.78
Efficiency ratio 41.5 39.3 42.9
Number of Canadian Retail branches at period

end
1,060 1,060 1,062
Average number of full-time equivalent staff 27,930 28,465 29,069
–
1

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets.

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We

Performed” section of this document and the Glossary in the Bank’s

2024 MD&A, for
additional information about these metrics.
Quarterly comparison

Q4 2024 vs. Q4 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,823 million, an increase of $144 million,

or 9%, compared with the fourth quarter
last year, reflecting higher revenue, partially

offset by higher non-interest expenses

and PCL. The annualized ROE for

the quarter was 32.0%, compared with
35.1%, in the fourth quarter last year.
Revenue for the quarter was $5,064 million, an

increase of $310 million, or 7%,

compared with the fourth quarter last year. Net

interest income was
$4,058 million, an increase of $353 million, or

10%, primarily reflecting volume growth

and higher deposit margins, partially offset

by lower loan margins.

Average
loan volumes increased $25 billion, or 5%,

reflecting 4% growth in personal loans

and 6% growth in business loans.

Average deposit volumes increased
$24 billion, or 5%, reflecting 6% growth in

personal deposits and 4% growth in business

deposits. Net interest margin was 2.80%,

an increase of 2 basis points
(bps), primarily due to higher margins on deposits,

partially offset by changes to balance

sheet mix reflecting the transition of Bankers’

Acceptances (BAs) to
Canadian Overnight Repo Rate Average (CORRA)-based

loans and lower margins on loans. Non-interest

income was $1,006 million, a decrease

of $43 million, or
4%, compared with the fourth quarter last

year, primarily reflecting lower fees due

to the transition of BAs to CORRA-based loans,

the impact of which is offset in
net interest income.
PCL for the quarter was

$430 million, an increase of

$40 million compared with the

fourth quarter last year. PCL

– impaired was $456 million,

an
increase of $182 million, or

66%, reflecting credit migration in the

commercial and consumer lending portfolios.

PCL – performing was

a recovery of
$26 million, compared with

a build of $116 million

in the prior year. The performing

release this quarter was largely

recorded in the consumer lending
portfolios, reflecting improvement in the

economic outlook, including the impact

of lower interest rates. Total PCL

as an annualized percentage

of credit
volume was 0.30%, an increase

of 2 bps compared with

the fourth quarter last year.

Non-interest expenses for the quarter were $2,102

million, an increase of $63 million,

or 3%, compared with the fourth quarter last

year, primarily reflecting
higher technology and marketing spend

supporting business growth, partially offset by lower

non-credit provisions.
The efficiency ratio for the quarter was 41.5%,

compared with 42.9% in the fourth quarter

last year.
Quarterly comparison – Q4 2024 vs. Q3 2024

Canadian Personal and Commercial

Banking net income for the quarter was

$1,823 million, a decrease of $49 million, or

3%, compared with the prior quarter,
primarily reflecting higher non-interest expenses,

partially offset by higher revenue.

The annualized ROE for the quarter was 32.0%,

compared with 34.1% in the
prior quarter.
Revenue increased $61 million, or 1%, compared

with the prior quarter. Net interest income

increased $64 million, or 2%, mainly driven

by volume growth.
Average loan volumes increased $6 billion,

or 1%, reflecting 1% growth in personal loans

and 1% growth in business loans.

Average deposit volumes increased
$7 billion, or 2%, reflecting 1% growth

in personal deposits and 3% growth in business

deposits. Net interest margin was 2.80%, a

decrease of 1 basis point

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 18
compared with the prior quarter, primarily due

to changes in balance sheet mix reflecting the

transition of BAs to CORRA-based loans. Non-interest

income
decreased $3 million, relatively flat compared

with the prior quarter.
PCL for the quarter was $430 million,

a decrease of $5 million compared with the prior

quarter. PCL – impaired was

$456 million, an increase of $118 million, or
35%, reflecting credit migration in the commercial

and consumer lending portfolios. PCL

– performing was a recovery of $26 million,

compared with a build of
$97 million in the prior quarter. The performing

release this quarter was largely recorded in

the consumer lending portfolios, reflecting

improvement in the
economic outlook, including the impact of

lower interest rates. Total PCL

as an annualized percentage of credit volume

was 0.30%, flat compared with the prior
quarter.
Non-interest expenses increased $135 million, or

7% compared with the prior quarter,

primarily reflecting higher marketing and

technology spend supporting
business growth, and various other operating

expenses.
The efficiency ratio was 41.5%, compared

with 39.3% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 19
TABLE 10: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
October 31 July 31 October 31
Canadian Dollars 2024 2024 2023
Net interest income $ 2,924 $ 2,936 $ 2,951
Non-interest income – reported 287 616 572
Non-interest income – adjusted
1,2
598 616 572
Total revenue – reported 3,211 3,552 3,523
Total revenue – adjusted
1,2
3,522 3,552 3,523
Provision for (recovery of) credit losses –

impaired
418 331 308
Provision for (recovery of) credit losses –

performing
(29) 47 (19)
Total provision for (recovery of) credit losses 389 378 289
Non-interest expenses – reported 2,110 5,498 2,045
Non-interest expenses – adjusted
1,3
2,130 1,932 2,045
Provision for (recovery of) income taxes – reported 3 129 117
Provision for (recovery of) income taxes – adjusted
1
62 129 117
U.S. Retail Bank net income (loss) – reported 709 (2,453) 1,072
U.S. Retail Bank net income – adjusted
1
941 1,113 1,072
Share of net income from investment in

Schwab
4,5
154 178 197
Net income (loss) – reported $ 863 $ (2,275) $ 1,269
Net income – adjusted
1
1,095 1,291 1,269
U.S. Dollars
Net interest income $ 2,141 $ 2,144 $ 2,175
Non-interest income – reported 212 450 421
Non-interest income – adjusted
1,2
438 450 421
Total revenue – reported 2,353 2,594 2,596
Total revenue – adjusted
1,2
2,579 2,594 2,596
Provision for (recovery of) credit losses –

impaired
306 242 227
Provision for (recovery of) credit losses –

performing
(21) 34 (14)
Total provision for (recovery of) credit losses 285 276 213
Non-interest expenses – reported 1,546 4,011 1,505
Non-interest expenses – adjusted
1,3
1,560 1,411 1,505
Provision for (recovery of) income taxes – reported 2 94 87
Provision for (recovery of) income taxes – adjusted
1
45 94 87
U.S. Retail Bank net income (loss) – reported 520 (1,787) 791
U.S. Retail Bank net income – adjusted
1
689 813 791
Share of net income from investment in

Schwab
4,5
114 129 146
Net income (loss) – reported $ 634 $ (1,658) $ 937
Net income – adjusted
1
803 942 937
Selected volumes and ratios
Return on common equity – reported
6
7.6% (19.8) % 12.2%
Return on common equity – adjusted
1,6
9.6 11.3 12.2
Net interest margin
1,7
2.77 3.02 3.07
Efficiency ratio – reported 65.7 154.6 58.0
Efficiency ratio – adjusted
1
60.5 54.4 58.0
Assets under administration (billions of U.S.

dollars)
8
$ 43 $ 41 $ 40
Assets under management (billions of U.S.

dollars)
8,9
8 8 6
Number of U.S. retail stores 1,132 1,150 1,177
Average number of full-time equivalent staff 27,802 27,627 28,182
–
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q4 2024: $311 million or

US$226 million ($234 million or US$170 million after-tax).
3

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q4 2024: ($72) million or US($52) million (($54) million or US($39) million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q4 2024:

$52 million or US$38 million (before and after-tax), Q3 2024: $3,566 million or US$2,600 million (before and after-tax).
4

The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 12 of the 2024

Consolidated Financial Statements for further details.
5

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade,

the Bank’s
share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

6

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
7

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
8

For additional information about this metric, refer to the Glossary in the Bank’s 2024

MD&A.
9

Refer to “Business Focus” section in the Bank’s 2024 MD&A regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and
Insurance segment.
Quarterly comparison

Q4 2024 vs. Q4 2023
U.S. Retail reported net income for the quarter

was $863 million (US$634 million), a decrease

of $406 million (US$303 million), or 32%

(32% in U.S. dollars)
compared with the fourth quarter last year. On an adjusted basis,

net income for the quarter was $1,095

million (US$803 million), a decrease of $174

million
(US$134 million), or 14% (14% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 7.6% and 9.6%, respectively, compared

with
12.2% in the fourth quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $154 million (US$114 million), a decrease of $43 million (US$32 million), or 22% (22%

in U.S. dollars), compared with the fourth
quarter last year.
U.S. Retail Bank reported net income

was $709 million (US$520 million), a decrease

of $363 million (US$271

million), or 34% (34% in U.S. dollars), compared
with the fourth quarter last year, primarily reflecting higher PCL,

higher non-interest expenses, and lower

revenue. U.S. Retail Bank adjusted net income

was
$941 million (US$689

million), a decrease of $131 million (US$102

million), or 12% (13% in U.S. dollars), compared

with the fourth quarter last year, reflecting
higher PCL and higher non-interest expenses.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 20
Reported revenue for the quarter was US$2,353

million, a decrease of US$243 million, or 9%,

compared with the fourth quarter last year, primarily reflecting the
impact of U.S. balance sheet restructuring.

On an adjusted basis, revenue for the

quarter was US$2,579 million, a decrease of

US$17 million, or 1%. Net interest
income of US$2,141 million, decreased

US$34 million, or 2%, primarily driven by

lower deposit volumes, partially offset by higher

deposit margins, and higher loan
volumes and margins.

Net interest margin of 2.77% decreased

30 bps, primarily due to maintaining elevated liquidity

levels,

partially offset by higher deposit and
loan margins. Reported non-interest income of

US$212 million decreased US$209 million, or

50%, compared with the fourth quarter last

year, reflecting the impact
of U.S. balance sheet restructuring,

partially offset by higher fee revenue. On an adjusted

basis, non-interest income of US$438

million increased US$17 million, or
4%, compared with the fourth quarter last

year, reflecting higher fee revenue.
Average loan volumes increased US$5 billion, or

3%, compared with the fourth quarter last

year. Personal loans increased 4% reflecting good mortgage and auto originations, and business loans increased

1%. Average deposit volumes decreased

US$18 billion, or 5%, reflecting a 17% decrease

in sweep deposits, and
a 4% decrease in business deposits, partially

offset by a 3% increase in personal deposit volumes.

Excluding sweep deposits, average deposits

remained
relatively stable.
Assets under administration (AUA) were

US$43 billion as at October 31, 2024, an increase

of US$3 billion, or 8%, compared with the

fourth quarter last year,
reflecting net asset growth. Assets under

Management (AUM) were US$8 billion as

at October 31, 2024, an increase of US$2 billion,

or 33%, compared with the
fourth quarter last year, reflecting net asset growth.
PCL for the quarter was US$285 million,

an increase of US$72 million, or 34%,

compared with the fourth quarter last year. PCL – impaired

was US$306 million,
an increase of US$79 million, or 35%, largely

reflecting credit migration in the commercial

lending portfolio. PCL – performing was

a recovery of US$21 million,
compared with a recovery of US$14 million

in the fourth quarter last year. The performing release

this quarter reflects improvement in the economic

outlook,
including the impact of lower interest rates,

and migration from performing to impaired,

and was largely recorded in the commercial

lending portfolio. U.S. Retail
PCL including only the Bank’s share of PCL in

the U.S. strategic cards portfolio, as an annualized

percentage of credit volume was 0.60%, an

increase of 14 bps,
compared with the fourth quarter last year.
Reported non-interest expenses for the quarter

were US$1,546 million, an increase of

US$41 million, or 3%, compared with the fourth

quarter last year,
reflecting the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program,

costs associated with the extension of
our credit card program agreement with Nordstrom,

higher legal

and regulatory expenses, and higher operating

expenses, partially offset by ongoing productivity
initiatives and the expense recovery of the

FDIC special assessment charge. On an adjusted

basis, non-interest expenses increased

US$55 million, or 4%,
reflecting costs associated with the extension

of our credit card program agreement

with Nordstrom, higher legal and regulatory

expenses, and higher operating
expenses, partially offset by ongoing productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 65.7% and 60.5%, respectively, compared with 58.0%,

in the fourth quarter last year.
Quarterly comparison – Q4 2024 vs. Q3 2024
U.S. Retail reported net income of $863 million

(US$634 million) increased $3,138 million

(US$2,292 million), compared with

the prior quarter. On an adjusted
basis, net income for the quarter was $1,095

million (US$803 million), a decrease of $196

million (US$139 million), or 15% (15%

in U.S. dollars). The reported and
adjusted annualized ROE for the quarter

were 7.6% and 9.6%, respectively, compared with (19.8)% and 11.3%, respectively, in the prior quarter.
The contribution from Schwab of $154

million (US$114 million) decreased $24 million (US$15 million), or

13% (12% in U.S. dollars),

compared

with the prior
quarter.

U.S. Retail Bank reported net income

was $709 million (US$520 million), an increase

of $3,162 million (US$2,307

million), compared with the prior quarter,
reflecting the higher impact of the charges

for the global resolution of the investigations

into

the Bank’s U.S. BSA/AML program from

the prior quarter, partially
offset by lower

revenue and higher operating expenses.

U.S. Retail Bank adjusted net income

was $941 million (US$689

million), a decrease of $172

million
(US$124 million), or 15% (15% in U.S. dollars),

reflecting higher operating expenses

and lower revenue.

Reported revenue decreased US$241

million, or 9%, compared with the prior quarter, primarily reflecting the impact of U.S. balance sheet restructuring.

On an
adjusted basis, revenue decreased US$15 million,

or 1%. Net interest income of US$2,141

million decreased US$3 million, reflecting lower

investment margins,
partially offset by an increase in deposit and loan

margins. Net interest margin of 2.77% decreased

25 bps, which differs from the estimated modest

expansion of
net interest margin communicated in the

third quarter of 2024, primarily due to maintaining

elevated liquidity levels.

Reported non-interest income of
US$212 million decreased US$238 million, or

53%, reflecting the impact of U.S. balance

sheet restructuring and higher valuation of

certain investments in the prior
quarter. On an adjusted basis, non-interest income of US$438 million decreased US$12 million, or 3%,

reflecting higher valuation of certain investments

in the
prior quarter.
Average loan volumes were flat, compared with

the prior quarter. Personal loans increased 1% and business loans decreased 1%. Average deposit volumes
were relatively flat, compared with the prior

quarter, reflecting a 3% decline in sweep deposits, partially offset by a 1% increase

in business deposits. Personal
deposits were relatively flat.
AUA were US$43 billion as at October 31,

2024, an increase of US$2 billion, or 5%,

compared with the prior quarter, reflecting net asset growth.

AUM were
US$8 billion as at October 31, 2024, relatively

flat compared with the prior quarter.
PCL for the quarter was US$285 million,

an increase of US$9 million, or 3%, compared

with the prior quarter. PCL – impaired was US$306 million,

an increase
of US$64 million, or 26%, reflecting credit

migration in the commercial lending portfolio.

PCL – performing was a recovery of

US$21 million, compared with a build
of US$34 million in the prior quarter. The performing release this quarter reflects improvement in the economic

outlook, including the impact of lower interest

rates,
and migration from performing to impaired,

and was largely recorded in the commercial lending

portfolio. U.S. Retail PCL including only

the Bank’s share of PCL in
the U.S. strategic cards portfolio, as an annualized

percentage of credit volume, was 0.60%,

an increase of 2 bps, compared with the

prior quarter.
Reported non-interest expenses for the quarter

were US$1,546 million, a decrease of US$2,465

million, or 61%, reflecting the higher impact of

the charges for
the global resolution of the investigations into

the Bank’s U.S. BSA/AML program in the

prior quarter,

partially offset by higher legal and regulatory

expenses, costs
associated with the extension of our credit

card program agreement with Nordstrom, higher

operating expenses, and the expense recovery

of the FDIC special
assessment charge in the current quarter. On an adjusted

basis, non-interest expenses increased

US$149 million, or 11%, reflecting costs associated with the extension of our credit card program

agreement with Nordstrom, higher legal and

regulatory expenses, and higher operating

expenses.
The reported and adjusted efficiency ratios for

the quarter were 65.7% and 60.5%, respectively, compared with 154.6%

and 54.4%, respectively, in the prior
quarter.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 21
TABLE 11: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31

July 31

October 31

2024 2024 2023
Net interest income $ 321 $ 316 $ 265
Non-interest income
1,2
3,616 3,033 2,691
Total revenue
1
3,937 3,349 2,956
Provision for (recovery of) credit losses –

impaired
– – –
Provision for (recovery of) credit losses –

performing
– – –
Total provision for (recovery of) credit losses – – –
Insurance service expenses
1,3
2,364 1,669 1,346
Non-interest expenses
1
1,107 1,104 957
Provision for (recovery of) income taxes
1
117 146 161
Net income
1
$
349
$ 430 $ 492
Selected volumes and ratios
Return on common equity
1,4
22.5% 27.1% 33.9%
Efficiency ratio
1
28.1 33.0 32.4
Efficiency ratio, net of ISE
1,5
70.4 65.7 59.4
Assets under administration (billions of Canadian

dollars)
6
$ 651 $ 632 $ 531
Assets under management (billions of Canadian

dollars)
530 523 441
Average number of full-time equivalent staff 14,939 14,887 15,674
–
1

For the three months ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17.

Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements for
further details.
2

Includes recoveries from reinsurers for catastrophe claims – Q4 2024: $718 million, Q3 2024: nil, Q4 2023: nil.
3

Includes estimated losses related to catastrophe claims – Q4 2024: $1,020 million, Q3 2024: $186 million, Q4 2023:

$127 million.
4

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
5

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q4 2024: $1,573

million, Q3 2024: $1,680 million,
Q4 2023: $1,610 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary in the Bank’s 2024 MD&A for additional information about this metric.
6

Includes
AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison

Q4 2024 vs. Q4 2023
Wealth Management and Insurance net

income for the quarter was $349 million, a

decrease of $143 million, or 29%,

compared with the fourth quarter last year,
reflecting higher estimated losses from catastrophe

claims,

partially offset by higher revenue from both

business lines. The annualized ROE

for the quarter was
22.5%, compared with 33.9% in the fourth quarter

last year.
Revenue for the quarter was $3,937 million.

This represents an increase of $981 million, or

33%, compared with the fourth quarter last

year, of which
$718 million, or 24%, was driven by reinsurance

recoveries for catastrophe claims. Non-interest

income was $3,616 million. This represents

an increase of
$925 million, or 34%, compared with the fourth

quarter last year, of which $718 million, or 27%, was driven by reinsurance recoveries for catastrophe

claims. The
remaining increase was driven by higher insurance

premiums, fee-based revenue, and transaction

revenue. Net interest income was

$321 million, an increase of
$56 million, or 21%, compared with the

fourth quarter last year, reflecting higher deposit margins.

AUA were $651 billion as at October 31, 2024,

an increase of $120 billion, or 23%, compared

with the fourth quarter last year, reflecting market appreciation and net asset growth. AUM were $530 billion

as at October 31, 2024, an increase of $89

billion, or 20%, compared with the

fourth quarter last year, primarily
reflecting market appreciation.

Insurance service expenses for the quarter

were $2,364 million. This represents an increase

of $1,018 million, or 76%, compared with

the fourth quarter last
year, of which $893 million, or 66%, was driven by estimated losses from catastrophe claims.

The remaining increase reflects less favourable

prior years’ claims
development and increased claims severity.
Non-interest expenses for the quarter were $1,107

million, an increase of $150 million, or

16%, compared with the fourth quarter last

year, reflecting higher
variable compensation and higher technology

and marketing spend supporting business

growth initiatives.
The efficiency ratio for the quarter was 28.1%, compared

with 32.4% in the fourth quarter last

year. The efficiency ratio, net of ISE for the quarter was 70.4%, compared with 59.4% in the fourth quarter last

year.
Quarterly comparison – Q4 2024 vs. Q3 2024
Wealth Management and Insurance net income

for the quarter was $349 million, a decrease

of $81 million, or 19%, compared

with the prior quarter, primarily
reflecting higher estimated losses from catastrophe

claims, partially offset by higher revenue.
T
he annualized ROE for the quarter was

22.5%, compared with
27.1% in the prior quarter.
Revenue increased $588 million, or 18%,

compared with the prior quarter, primarily as a result of reinsurance recoveries for catastrophe claims which drove
$718 million of the increase. Non-interest

income increased $583 million, or 19%,

compared with the prior quarter, reflecting reinsurance recoveries for
catastrophe claims and higher fee-based revenue,

partially offset by the cost of reinsurance reinstatement

premiums and lower insurance revenue.

Net interest
income increased $5 million, or 2%.

AUA increased $19 billion, or 3%, compared

with the prior quarter, reflecting market appreciation and net asset growth. AUM increased $7 billion, or

1%,
compared with the prior quarter, primarily reflecting market appreciation.
Insurance service expenses for the quarter

increased $695 million, or 42%, compared

with the prior quarter, primarily the result of estimated losses from
catastrophe claims of $834 million, partially

offset by more favourable claims experience.
Non-interest expenses were relatively flat

compared with the prior quarter.
The efficiency ratio for the quarter was 28.1%,

compared with 33.0% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 70.4%, compared
with 65.7% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 22
TABLE 12: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31 July 31 October 31
2024 2024 2023
Net interest income (TEB) $ 221 $ (26) $ 245
Non-interest income 1,550 1,821 1,243
Total revenue 1,771 1,795 1,488
Provision for (recovery of) credit losses –

impaired
134 109 –
Provision for (recovery of) credit losses –

performing
– 9 57
Total provision for (recovery of) credit losses 134 118 57
Non-interest expenses – reported 1,336 1,310 1,441
Non-interest expenses – adjusted
1,2
1,254 1,232 1,244
Provision for (recovery of) income taxes

(TEB) – reported
66 50 (27)
Provision for (recovery of) income taxes

(TEB) – adjusted
1
84 68 9
Net income – reported 235 317 17
Net income – adjusted
1
$ 299 $ 377 $ 178
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 633 $ 726 $ 590
Average gross lending portfolio (billions of Canadian

dollars)
4
97.0 97.4 93.0
Return on common equity – reported
5
5.9% 7.8% 0.5%
Return on common equity – adjusted
1,5
7.5 9.4 4.9
Efficiency ratio – reported 75.4 73.0 96.8
Efficiency ratio – adjusted
1
70.8 68.6 83.6
Average number of full-time equivalent staff 6,975 7,018 7,346
1
For additional information about the Bank’s use of non-GAAP financial measures,

refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this
document.

2
Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition – Q4 2024: $82 million ($64 million after-tax), Q3 2024: $78 million
($60 million after-tax), Q4 2023: $197 million ($161 million after-tax).

3
Includes net interest income (loss) (TEB) of ($149) million (Q3 2024 – ($332) million, Q4 2023 – $61 million), and trading income (loss) of $782 million (Q3 2024 – $1,058 million, Q4 2023
– $529 million). Trading-related revenue (TEB) is a non-GAAP financial measure.

Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the
Glossary in the Bank’s 2024 MD&A, for additional information about this metric.
4

Includes gross loans and bankers’

acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5
Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective fiscal 2024 compared with 11%

in the prior year.
Quarterly comparison – Q4 2024 vs. Q4 2023
Wholesale Banking reported net income for

the quarter was $235 million, an increase

of $218

million, compared with the fourth quarter last

year, primarily
reflecting higher revenue and lower non-interest

expenses,

partially offset by higher income taxes and

PCL. On an adjusted basis, net income

was $299 million, an
increase of $121 million, or 68%.
Revenue for the quarter was $1,771 million, an

increase of $283 million, or 19%,

compared with the fourth quarter last year, primarily reflecting higher lending
revenue, underwriting fees and trading-related

revenue, partially offset by the net change

in fair value of loan underwriting commitments

in the prior year.

PCL for the quarter was $134 million, an increase

of $77 million compared with the fourth

quarter last year. PCL – impaired was $134 million, an

increase of
$134 million compared with the prior

year, primarily reflecting a few impairments across various industries.

PCL – performing was nil, a decrease of

$57 million
from the prior period build.
Reported non-interest expenses for the quarter

were $1,336 million, a decrease of $105

million, or 7%, compared with the fourth quarter

last year, primarily
reflecting lower acquisition and integration-related

costs, and lower variable compensation,

partially offset by penalties arising from a trading

regulatory matter. On
an adjusted basis, non-interest expenses

were $1,254 million, an increase of $10

million, or 1%.
Quarterly comparison – Q4 2024 vs. Q3 2024
Wholesale Banking reported net income for

the quarter was $235 million, a decrease

of $82 million, or 26%, compared with the prior

quarter, reflecting higher non-
interest expenses, lower revenue, higher income

taxes and PCL. On an adjusted basis, net

income was $299 million, a decrease of

$78 million, or 21%.
Revenue for the quarter decreased $24 million,

or 1%, compared with the prior quarter, primarily reflecting lower trading-related revenue, partially

offset by
higher lending revenue and equity underwriting

fees.

PCL for the quarter was $134 million, an increase

of $16 million compared with the prior

quarter. PCL – impaired was $134 million, an increase of

$25 million,
primarily reflecting a few impairments across

various industries. PCL – performing was nil,

a decrease of $9 million from the prior

quarter build.

Reported non-interest expenses for the quarter

increased $26 million, or 2%, compared

with the prior quarter, primarily reflecting penalties arising from a trading
regulatory matter, and the impact of foreign exchange translation,

partially offset by lower variable compensation.

On an adjusted basis, non-interest expenses
increased $22 million or 2%.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 23
TABLE 13: CORPORATE
(millions of Canadian dollars)
For the three months ended

October 31 July 31 October 31
2024 2024 2023
Net income (loss) – reported $ 365 $ (525) $ (591)
Adjustments for items of note
Amortization of acquired intangibles 60 64 92
Acquisition and integration charges related

to the Schwab transaction
35 21 31
Share of restructuring and other charges

from investment in Schwab
– – 35
Restructuring charges – 110 363
Impact from the terminated FHN acquisition-related

capital hedging strategy
59 62 64
Gain on sale of Schwab shares (1,022) – –
Indirect tax matters 226 – –
Less: impact of income taxes on items

of note
84 56 127
Net (loss) – adjusted
1
$ (361) $ (324) $ (133)
Decomposition of items included in net

(loss) – adjusted
Net corporate expenses
2
$ (550) $ (426) $ (227)
Other 189 102 94
Net (loss) – adjusted
1
$ (361) $ (324) $ (133)
Selected volumes
Average number of full-time equivalent staff 22,826 22,881 23,491
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
2
For additional information about this metric, refer to the Glossary in the Bank’s 2024

MD&A.
Quarterly comparison – Q4 2024 vs. Q4 2023
Corporate segment’s reported net income for the quarter

was $365 million, compared with a net loss

of $591 million in the fourth quarter last

year. The year-over-
year increase primarily reflects the impacts

of current quarter’s gain on

sale of Schwab shares and prior year’s

restructuring charges, partially offset by the impact
of the provision for indirect tax matters

in the current quarter. Net corporate expenses increased $323 million compared to the prior year, primarily reflecting higher investments in risk and control infrastructure.

The adjusted net loss for the quarter was $361

million, compared with an adjusted net loss of

$133 million in the
fourth quarter last year.
Quarterly comparison – Q4 2024 vs. Q3 2024
Corporate segment’s reported net income for the quarter

was $365 million, compared with a net loss

of $525 million in the prior quarter. The quarter-over-quarter increase primarily reflects the impacts

of current quarter’s gain on sale of

Schwab shares and prior quarter’s restructuring

charges, partially offset by the impact of
the provision for indirect tax matters in

the current quarter. Net corporate expenses increased $124

million compared to the prior quarter, primarily reflecting

higher
investments in risk and control infrastructure.

The adjusted net loss for the quarter was $361

million, compared with an adjusted net loss

of $324 million in the prior
quarter.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 24
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET
1
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
ASSETS
Cash and due from banks $ 6,437 $ 6,721
Interest-bearing deposits with banks 169,930 98,348
176,367 105,069
Trading loans, securities, and other 175,770 152,090
Non-trading financial assets at fair value through

profit or loss
5,869 7,340
Derivatives 78,061 87,382
Financial assets designated at fair value through

profit or loss
6,417 5,818
Financial assets at fair value through other

comprehensive income
93,897 69,865
360,014 322,495
Debt securities at amortized cost, net

of allowance for credit losses
271,615 308,016
Securities purchased under reverse repurchase

agreements
208,217 204,333
Loans
Residential mortgages 331,649 320,341
Consumer instalment and other personal 228,382 217,554
Credit card 40,639 38,660
Business and government 356,973 326,528
957,643 903,083
Allowance for loan losses (8,094) (7,136)
Loans, net of allowance for loan losses 949,549 895,947
Other
Customers’ liability under acceptances

– 17,569
Investment in Schwab 9,024 8,907
Goodwill 18,851 18,602
Other intangibles 3,044 2,771
Land, buildings, equipment, other depreciable

assets, and right-of-use assets

9,837 9,434
Deferred tax assets
2
4,937 3,951
Amounts receivable from brokers, dealers,

and clients
22,115 30,416
Other assets
2
28,181 27,629
95,989 119,279
Total assets
2
$ 2,061,751 $ 1,955,139
LIABILITIES
Trading deposits $ 30,412 $ 30,980
Derivatives 68,368 71,640
Securitization liabilities at fair value 20,319 14,422
Financial liabilities designated at fair value

through profit or loss
207,914 192,130
327,013 309,172
Deposits
Personal

641,667

626,596
Banks 57,698 31,225
Business and government 569,315 540,369
1,268,680 1,198,190
Other
Acceptances

– 17,569
Obligations related to securities sold

short
39,515 44,661
Obligations related to securities sold

under repurchase agreements
201,900 166,854
Securitization liabilities at amortized

cost
12,365 12,710
Amounts payable to brokers, dealers, and

clients
26,598 30,872
Insurance contract liabilities
2
7,169 5,846
Other liabilities
2
51,878 47,574
339,425 326,086
Subordinated notes and debentures 11,473 9,620
Total liabilities
2
1,946,591 1,843,068
EQUITY
Shareholders’ Equity
Common shares 25,373 25,434
Preferred shares and other equity instruments 10,888 10,853
Treasury – common shares (17) (64)
Treasury – preferred shares and other equity instruments (18) (65)
Contributed surplus 204 155
Retained earnings
2
70,826 73,008
Accumulated other comprehensive income (loss)

7,904 2,750
Total equity
2
115,160 112,071
Total liabilities and equity
2
$ 2,061,751 $ 1,955,139
1

The amounts as at October 31, 2024 and October 31, 2023, have been derived from the audited financial statements.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements
for details.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 25
CONSOLIDATED STATEMENT OF INCOME
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Interest income
2
Loans $ 13,706 $ 12,464 $ 53,676 $ 44,518
Reverse repurchase agreements 2,809 2,945 11,621 9,520
Securities
Interest 4,785 5,241 20,295 19,029
Dividends 579 548 2,371 2,289
Deposits with banks 1,895 1,178 5,426 5,318
23,774 22,376 93,389 80,674
Interest expense
Deposits 11,814 11,257 46,860 38,351
Securitization liabilities 221 253 1,002 915
Subordinated notes and debentures 124 103 436 436
Repurchase agreements and short sales 3,280 2,992 13,322 10,083
Other 395 277 1,297 945
15,834 14,882 62,917 50,730
Net interest income 7,940 7,494 30,472 29,944
Non-interest income
Investment and securities services 1,924 1,651 7,400 6,420
Credit fees 388 472 1,898 1,796
Trading income (loss) 835 750 3,628 2,417
Service charges
3
663 624 2,626 2,514
Card services 730 754 2,947 2,932
Insurance revenue
3
1,829 1,644 6,952 6,311
Other income (loss)
3
1,205 (211) 1,300 (1,644)
7,574 5,684 26,751 20,746
Total revenue
3
15,514 13,178 57,223 50,690
Provision for (recovery of) credit losses

1,109 878 4,253 2,933
Insurance service expenses
3
2,364 1,346 6,647 5,014
Non-interest expenses
Salaries and employee benefits 4,080 4,107 16,733 15,753
Occupancy, including depreciation 553 460 1,958 1,799
Technology and equipment, including depreciation 730 620 2,656 2,308
Amortization of other intangibles

176 185 702 672
Communication and marketing 431 418 1,516 1,452
Restructuring charges – 363 566 363
Brokerage-related and sub-advisory fees 119 128 498 456
Professional, advisory and outside services
3
1,079 706 3,064 2,493
Other
3
882 641 7,800 4,559
8,050 7,628 35,493 29,855
Income before income taxes and share

of net income from investment

in Schwab
3,991 3,326 10,830 12,888
Provision for (recovery of) income taxes
3
534 616 2,691 3,118
Share of net income from investment

in Schwab
178 156 703 864
Net income
3
3,635 2,866 8,842 10,634
Preferred dividends and distributions

on other equity instruments
193 196 526 563
Net income available to common shareholders
3
$ 3,442 $ 2,670 $ 8,316 $ 10,071
Earnings per share

(Canadian dollars)
Basic
3
$ 1.97 $ 1.48 $ 4.73 $ 5.53
Diluted
3
1.97 1.48 4.72 5.52
Dividends per common share

(Canadian dollars)
1.02 0.96 4.08 3.84
1
The amounts for the three months ended October 31, 2024, and October 31, 2023, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2024 and October 31, 2023,

have been derived from the audited financial statements.
2
Includes $21,614 million and $84,324 million,

for the three and twelve months ended October 31, 2024, respectively (three and twelve months ended October

31, 2023 – $19,983 million
and $72,403 million, respectively)

which have been calculated based on the effective interest rate method.
3
Amounts for the three and twelve months ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements
for details.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 26
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Net income
2
$ 3,635 $ 2,866 $ 8,842 $ 10,634
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value through
other comprehensive income
Change in unrealized gain/ (loss) (153) (295) 285 96
Reclassification to earnings of net loss /(gain) (7) 1 (23) (9)
Changes in allowance for credit losses recognized

in earnings
– 1 (1) –
Income taxes relating to:
Change in unrealized gain/(loss) 40 72 (68) (32)
Reclassification to earnings of net loss/(gain) 4 1 12 8
(116) (220) 205 63
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss) 1,071 5,740 540 2,233
Reclassification to earnings of net loss /(gain) (19) – (19) 11
Net gain/(loss) on hedges (723) (3,565) (457) (1,821)
Reclassification to earnings of net loss /(gain)

on hedges
41 – 41 (15)
Income taxes relating to:
Net gain/(loss) on hedges 200 987 122 217
Reclassification to earnings of net loss /(gain)

on hedges
(11) – (11) 4
559 3,162 216 629
Net change in gain/(loss) on derivatives

designated as cash flow hedges
Change in gain/(loss) 867 991 3,354 (78)
Reclassification to earnings of loss/(gain) (475) (1,583) 173 238
Income taxes relating to:
Change in gain/(loss) (242) (251) (929) 137
Reclassification to earnings of loss/(gain) 123 451 (50) (52)
273 (392) 2,548 245
Share of other comprehensive income (loss) from investment

in Schwab
1,155 (385) 2,007 91
Items that will not be subsequently reclassified

to net income
Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss) (217) (7) (151) (95)
Income taxes 59 1 40 9
(158) (6) (111) (86)
Change in net unrealized gain/(loss)

on equity securities designated at
fair value through other comprehensive income
Change in net unrealized gain/(loss) 37 (194) 222 (204)
Income taxes (13) 53 (60) 54
24 (141) 162 (150)
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss) (8) (12) 22 (158)
Income taxes 2 3 (6) 42
(6) (9) 16 (116)
Total

other comprehensive income (loss)
1,731 2,009 5,043 676
Total comprehensive income (loss)
2
$ 5,366 $ 4,875 $ 13,885 $ 11,310
Attributable to:
Common shareholders
2
$ 5,173 $ 4,679 $ 13,359 $ 10,747
Preferred shareholders and other equity instrument

holders
2

193

196

526

563
1
The amounts for the three months ended October 31, 2024, and October 31, 2023, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2024 and October 31, 2023, have been derived from the audited financial statements.
2
Amounts for the three and twelve months ended October 31, 2023 have been restated for the adoption of IFRS

17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements
for details.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 27
CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
1
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2024 2023 2024 2023

Common shares

Balance at beginning of period $ 25,222 $ 25,833 $ 25,434 $ 24,363
Proceeds from shares issued on exercise of stock options 20 6 112 83
Shares issued as a result of dividend reinvestment plan 131 127 529 1,720
Purchase of shares for cancellation and other – (532) (702) (732)
Balance at end of period 25,373 25,434 25,373 25,434
Preferred shares and other equity instruments

Balance at beginning of period 10,888 11,253 10,853 11,253
Issue of shares and other equity instruments – – 1,335 –
Redemption of shares and other equity instruments – (400) (1,300) (400)
Balance at end of period 10,888 10,853 10,888 10,853
Treasury – common shares

Balance at beginning of period (35) – (64) (91)
Purchase of shares (3,214) (1,943) (11,209) (7,959)
Sale of shares 3,232 1,879 11,256 7,986
Balance at end of period (17) (64) (17) (64)
Treasury – preferred shares and other equity instruments

Balance at beginning of period (17) (11) (65) (7)
Purchase of shares and other equity instruments (227) (218) (625) (590)
Sale of shares and other equity instruments 226 164 672 532
Balance at end of period (18) (65) (18) (65)
Contributed surplus

Balance at beginning of period 187 195 155 179
Net premium (discount) on sale of treasury instruments 5 (39) 20 (21)
Issuance of stock options, net of options exercised 3 6 22 27
Other 9 (7) 7 (30)
Balance at end of period 204 155 204 155
Retained earnings

Balance at beginning of period
2
69,316 74,643 73,008 73,698
Impact on adoption of IFRS 17
3
– – – 112
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
3
– – (10) –
Net income attributable to equity instrument holders
2
3,635 2,866 8,842 10,634
Common dividends (1,782) (1,724) (7,163) (6,982)
Preferred dividends and distributions on other equity instruments (193) (196) (526) (563)
Share and other equity instrument issue expenses

– – (7) –
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments 6 (2,572) (3,295) (3,553)
Remeasurement gain/(loss) on employee benefit plans (158) (6) (111) (86)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income 2 (3) 88 (252)
Balance at end of period
2
70,826 73,008 70,826 73,008
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period (92) (193) (413) (476)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
3
– – 10 –
Other comprehensive income (loss) (116) (221) 196 63
Allowance for credit losses – 1 (1) –
Balance at end of period

(208) (413) (208) (413)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period 11 14 (127) 23
Other comprehensive income (loss) 26 (144) 250 (402)
Reclassification of loss/(gain) to retained earnings (2) 3 (88) 252
Balance at end of period

35 (127) 35 (127)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period (16) (29) (38) 78
Other comprehensive income (loss) (6) (9) 16 (116)
Balance at end of period

(22) (38) (22) (38)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period 12,334 9,515 12,677 12,048
Other comprehensive income (loss) 559 3,162 216 629
Balance at end of period

12,893 12,677 12,893 12,677
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period (3,197) (5,080) (5,472) (5,717)
Other comprehensive income (loss) 273 (392) 2,548 245
Balance at end of period

(2,924) (5,472) (2,924) (5,472)
Share of accumulated other comprehensive income (loss) from Investment in Schwab (1,870) (3,877) (1,870) (3,877)
Total accumulated other comprehensive income 7,904 2,750 7,904 2,750
Total equity
2
$ 115,160 $ 112,071 $ 115,160 $ 112,071
1
The amounts for the three months ended October 31, 2024,

and October 31, 2023, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2024 and October 31, 2023, have been derived from the audited financial statements.
2
Amounts have been restated for the adoption of IFRS 17 as at and for the three months and twelve months ended

October 31, 2023. Refer to Note 4 of the Bank’s 2024 Consolidated
Financial Statements for details.

Refer to Note 4 of the Bank’s 2024 Consolidated Financial Statements for details on the adoption of

IFRS 17.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 28
CONSOLIDATED STATEMENT

OF CASH FLOWS
1
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2024 2023 2024 2023
Cash flows from (used in) operating activities
Net income
2
$ 3,635 $ 2,866 $ 8,842 $ 10,634
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

1,109 878 4,253 2,933
Depreciation 368 320 1,325 1,239
Amortization of other intangibles

176 185 702 672
Net securities loss/(gain) 305 – 358 48
Share of net income from investment in Schwab (178) (156) (703) (864)
Gain on sale of Schwab shares (1,022) – (1,022) –
Deferred taxes
2
(89) (262) (1,061) (1,306)
Changes in operating assets and liabilities
Interest receivable and payable

443 297 1,133 812
Securities sold under repurchase agreements 19,087 3,144 35,046 36,832
Securities purchased under reverse repurchase agreements 4,701 (2,816) (3,884) (41,873)
Securities sold short (1,041) (493) (5,146) (2,722)
Trading loans, securities, and other (2,595) 6,515 (23,680) (5,332)
Loans net of securitization and sales (12,358) (29,001) (57,908) (67,766)
Deposits 46,521 41,350 69,922 (25,487)
Derivatives 21 (7,802) 6,049 (2,341)
Non-trading financial assets at fair value through profit or loss (269) 529 1,471 3,897
Financial assets and liabilities designated at fair value through profit or loss 11,190 8,565 15,185 28,565
Securitization liabilities 1,928 (801) 5,552 (552)
Current taxes (296) (1,150) 658 1,228
Brokers, dealers and clients amounts receivable and payable 11,727 3,367 4,027 (5,128)
Other, including unrealized foreign currency translation loss/(gain)
2
(3,669) (11,017) (6,182) 1,209
Net cash from (used in) operating activities 79,694 14,518 54,937 (65,302)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures 1,574 – 3,324 –
Redemption or repurchase of subordinated notes and debentures

(19) (1,751) (1,544) (1,716)
Common shares issued, net of issuance costs 17 5 100 74
Repurchase of common shares, including tax on net value of share repurchases 6 (3,104) (3,997) (4,285)
Preferred shares and other equity instruments issued, net of issuance costs – – 1,328 –
Redemption of preferred shares and other equity instruments – (400) (1,300) (400)
Sale of treasury shares and other equity instruments 3,463 2,004 11,948 8,497
Purchase of treasury shares and other equity instruments (3,441) (2,161) (11,834) (8,549)
Dividends paid on shares and distributions paid on other equity instruments (1,844) (1,793) (7,160) (5,825)
Repayment of lease liabilities (172) (163) (678) (643)
Net cash from (used in) financing activities (416) (7,363) (9,813) (12,847)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks (77,193) (13,048) (71,153) 41,446
Activities in financial assets at fair value through other comprehensive income
Purchases (20,680) (4,291) (42,542) (24,336)
Proceeds from maturities 2,505 3,884 18,825 17,893
Proceeds from sales 1,080 1,029 4,130 5,838
Activities in debt securities at amortized cost
Purchases (2,883) (5,136) (11,306) (26,987)
Proceeds from maturities 11,379 9,966 49,606 52,819
Proceeds from sales 3,027 46 5,772 12,021
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles

(713) (554) (2,177) (1,844)
Net cash acquired from (paid for) divestitures and acquisitions

3,353 – 3,423 (624)
Net cash from (used in) investing activities (80,125) (8,104) (45,422) 76,226
Effect of exchange rate changes on cash and due from banks 39 250 14 88
Net increase (decrease) in cash and due from banks (808) (699) (284) (1,835)
Cash and due from banks at beginning of period 7,245 7,420 6,721 8,556
Cash and due from banks at end of period $ 6,437 $ 6,721 $
6,437
$ 6,721
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period $ 773 $ 1,036 $ 3,812 $ 3,036
Amount of interest paid during the period 15,531 14,193 61,779 48,179
Amount of interest received during the period 23,335 21,436 91,013 76,646
Amount of dividends received during the period 632 513 2,694 2,247
1

The amounts for the three months ended October 31, 2024, and October 31, 2023, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2024 and October 31, 2023, have been derived from the audited financial statements.
2

Amounts for the three months and twelve months ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 of the Bank’s 2024 Consolidated Financial
Statements for details.
Appendix A – Segmented Information
For management reporting purposes, the Bank

reports its results under four key business

segments: Canadian Personal and Commercial

Banking, which includes
the results of the Canadian personal and commercial

banking businesses, and TD Auto Finance

Canada; U.S. Retail, which includes the results

of the U.S.
personal and commercial banking businesses,

U.S. credit cards, TD Auto Finance U.S.,

U.S. wealth business,

and the Bank’s investment in Schwab;

Wealth
Management and Insurance; and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 29
Results for these segments for the years ended

October 31,

2024 and October 31, 2023 are presented

in the following tables.

Results by Business Segment
1,2
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking
3
Corporate
3
Total
For the three months ended October 31
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $ 4,058 $ 3,705 $ 2,924 $ 2,951 $ 321 $ 265 $ 221 $ 245 $ 416 $ 328 $ 7,940 $ 7,494
Non-interest income (loss) 1,006 1,049 287 572 3,616 2,691 1,550 1,243 1,115 129 7,574 5,684
Total revenue 5,064 4,754 3,211 3,523 3,937 2,956 1,771 1,488 1,531 457 15,514 13,178
Provision for (recovery of)
credit losses 430 390 389 289 – – 134 57 156 142 1,109 878
Insurance service expenses – – – – 2,364 1,346 – – – – 2,364 1,346
Non-interest expenses

2,102 2,039 2,110 2,045 1,107 957 1,336 1,441 1,395 1,146 8,050 7,628
Income (loss) before income taxes

and share of net income from
investment in Schwab 2,532 2,325 712 1,189 466 653 301 (10) (20) (831) 3,991 3,326
Provision for (recovery of)
income taxes

709 646 3 117 117 161 66 (27) (361) (281) 534 616
Share of net income from
investment in Schwab
4,5
– – 154 197 – – – – 24 (41) 178 156
Net income (loss)

$ 1,823 $ 1,679 $ 863 $ 1,269 $ 349 $ 492 $ 235 $ 17 $ 365 $ (591) $ 3,635 $ 2,866
For the twelve months ended October 31
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $ 15,697 $ 14,192 $ 11,600 $ 12,029 $ 1,226 $ 1,064 $ 582 $ 1,538 $ 1,367 $ 1,121 $ 30,472 $ 29,944
Non-interest income (loss) 4,093 4,125 2,113 2,261 12,309 10,566 6,704 4,280 1,532 (486) 26,751 20,746
Total revenue 19,790 18,317 13,713 14,290 13,535 11,630 7,286 5,818 2,899 635 57,223 50,690
Provision for (recovery of)
credit losses 1,755 1,343 1,532 928 – 1 317 126 649 535 4,253 2,933
Insurance service expenses – – – – 6,647 5,014 – – – – 6,647 5,014
Non-interest expenses

8,010 7,700 12,615 8,079 4,285 3,908 5,576 4,760 5,007 5,408 35,493 29,855
Income (loss) before income taxes

and share of net income from
investment in Schwab 10,025 9,274 (434) 5,283 2,603 2,707 1,393 932 (2,757) (5,308) 10,830 12,888
Provision for (recovery of)
income taxes

2,806 2,586 200 658 648 706 275 162 (1,238) (994) 2,691 3,118
Share of net income from
investment in Schwab
4,5
– – 709 939 – – – – (6) (75) 703 864
Net income (loss)

$ 7,219 $ 6,688 $ 75 $ 5,564 $ 1,955 $ 2,001 $ 1,118 $ 770 $ (1,525) $ (4,389) $ 8,842 $ 10,634
Total Assets by Business Segment
6
(millions of Canadian dollars)
Canadian Wealth
Personal and Management Wholesale
Commercial Baking U.S. Retail and Insurance Banking Corporate
Total

As at October 31, 2024
Total assets $ 584,468 $ 606,572 $ 23,217 $ 686,795 $ 160,699 $ 2,061,751
As at October 31, 2023
Total assets $ 560,303 $ 561,350 $ 22,293 $ 673,398 $ 137,795 $ 1,955,139
1
The amounts for the three months ended October 31, 2024 and October 31, 2023 have been derived from the unaudited financial statements. The amounts for the twelve months ended
October 31, 2024 and October 31, 2023 have been derived from the audited financial statements.
2
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income

(loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3
Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in

Wholesale Banking is reversed in the Corporate segment.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
5
The Bank’s share of Schwab’s earnings is reported with a one month lag. Refer to

Note 12 of the 2024 Consolidated Financial Statements for further details.

Total assets as at October 31, 2024 and

October 31, 2023 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 30
SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
If you: And your inquiry relates to: Please contact:
Are a registered shareholder

(your name
appears on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate

mailings of
shareholder materials,

or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or

http://www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder

materials
or stopping (or resuming) receiving annual

and quarterly
reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor
Beneficially own

TD shares that are held in
the name of an intermediary, such as a bank,
a trust company, a securities broker,

or other
nominee
Your TD shares, including questions regarding the
dividend reinvestment plan and mailings of

shareholder
materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at 416-944-6367

or 1-866-756-8936 or email tdshinfo@td.com.

Please note that by leaving us an e-mail or

voicemail message, you are providing

your consent for us to forward your inquiry to

the appropriate party for response.
Annual Report on Form 40-F (U.S.)
A copy of the Bank’s Annual Report on Form

40-F for fiscal 2024 will be filed with the

Securities and Exchange Commission

later today and will be available at
http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2024 free of charge upon request

to TD Shareholder
Relations at 416-944-6367 or 1-866-756-8936

or e-mail tdshinfo@td.com.

TD BANK GROUP • FOURTH QUARTER 2024 • EARNINGS NEWS RELEASE Page 31
Access to Quarterly Results Materials
Interested investors, the media, and others

may view this fourth quarter earnings news

release, results slides, supplementary

financial information, supplemental
regulatory disclosure, and the 2024 Consolidated

Financial Statements and MD&A documents on

the TD website at www.td.com/investor/.

General Information
Products and services: Contact TD Canada

Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com
Email: customer.service@td.com
Media contacts: https://stories.td.com/media-contacts
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on December 5,

2024. The call will be available live

via TD’s website at 9:30 a.m. ET.

The
call and audio webcast will feature presentations

by TD executives on the Bank’s

financial results for the fourth quarter,

followed by a question-and-answer period
with analysts. The presentation material

referenced during the call will be

available on the TD website at www.td.com/investor

on December 5, 2024 at
approximately 6:30 a.m. ET.

A listen-only telephone line is

available at 416-340-2217 or 1-800-806-5484 (toll free)

and the passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor.

Replay of the teleconference will be available

from 5:00 p.m. ET on
December 5, 2024,

until 11:59 p.m. ET on December

20, 2024 by calling 905-694-9451 or 1-800-408-3053 (toll

free). The passcode is 8753393#.
Annual Meeting
Thursday, April 10, 2025
Toronto, Ontario
About TD Bank Group

The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD

is the sixth largest bank in North

America by
assets and serves over 27.9 million customers

in four key businesses operating in a

number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank
®
, TD Auto
Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab

Corporation; Wealth Management and

Insurance, including TD Wealth (Canada),
TD Direct Investing, and TD Insurance; and

Wholesale Banking, including TD

Securities and TD Cowen. TD also ranks among

the world’s leading online financial
services firms, with more than 17 million active

online and mobile customers. TD

had $2.06 trillion in assets on October 31,

2024. The Toronto-Dominion

Bank
trades under the symbol “TD” on the

Toronto and New York Stock Exchanges.
For further information contact:
Brooke Hales,

Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124